PURCHASE AND SALE AGREEMENT AND
JOINT ESCROW INSTRUCTIONS

[Las Vegas Portfolio 233 Units + Land Parcel]

THIS PURCHASE AND SALE AGREEMENT AND JOINT ESCROW INSTRUCTIONS (this "**Agreement**") is dated as of ___April 26th, 2023___ (the "**Contract Date**"), by and between LMNOP Properties, LLC, LMNOP Blankenship, LLC, LMNOP Properties MCR, LLC and JM Properties, LLC (the "**Seller**"), and Because of Grace, LLC a California limited liability company or assigns (collectively, the "**Buyer**"). Seller and Buyer may each sometimes be referred to herein individually as a "**Party**," and, collectively, as the "**Parties**."

IN CONSIDERATION of the respective agreements hereinafter set forth, the Parties hereby agree as follows:

1. <u>Property</u>. Seller hereby agrees to sell and convey to Buyer, and Buyer hereby agrees to purchase from Seller, subject to the terms and conditions set forth herein, (a) that certain real property in the City of Las Vegas, County of Clark, State of Nevada, commonly identified as:

> 1163 Blankenship Avenue, Las Vegas, NV 89106 (36 units) - LMNOP Properties Blankenship, LLC
>
> 210 W Baltimore Avenue, Las Vegas, NV 89102 (18 units) - LMNOP Properties MCR, LLC
> 2116 Fairfield Avenue, Las Vegas, NV 89102 (3 units) - LMNOP Properties MCR, LLC
> 224 W St. Louis Avenue, Las Vegas, NV (12 units) - LMNOP Properties MCR, LLC
> 226 W St. Louis Avenue, Las Vegas, NV (4 units) - LMNOP Properties MCR, LLC
> 230 W St. Louis Avenue, Las Vegas, NV (7 units) - LMNOP Properties MCR, LLC
> 231 W St. Louis Avenue, Las Vegas, NV (41 units) - LMNOP Properties MCR, LLC
> 232 W St. Louis Avenue, Las Vegas, NV (8 units) - LMNOP Properties MCR, LLC
> 234 W St. Louis Avenue, Las Vegas, NV (8 units) - LMNOP Properties MCR, LLC
> 240 W St. Louis Avenue, Las Vegas, NV (10 units) - LMNOP Properties MCR, LLC
> 227 W St. Louis, Las Vegas, NV 89102 (Land) - LMNOP Properties MCR, LLC
> 828 F Street, Las Vegas, NV 89106 (20 Units) – LMNOP Properties, LLC
> 602 W McWilliams Avenue, Las Vegas, NV 89106 (3 units) - LMNOP Properties, LLC
> 230 W Chicago Avenue, Las Vegas, NV 89102 (4 units) – JM Properties, LLC
> 234 W Chicago Avenue, Las Vegas, NV 89102 (6 units) – JM Properties, LLC
> 238 W Chicago Avenue, Las Vegas, NV 89102 (6 units) – JM Properties, LLC
> 248 W Chicago Avenue, Las Vegas, NV 89102 (12 units) – JM Properties, LLC
> 216 Philadelphia Avenue, Las Vegas, NV 89102 (10 units) – JM Properties, LLC
> 2215 E Nelson Avenue, Las Vegas, NV 89030 (9 units) – JM Properties, LLC
> 1201 D Street, Las Vegas, NV 89106 (3 units) — JM Properties, LLC
> 1312 C Street, Las Vegas, NV 89106 (2 units) – JM Properties, LLC
> 704 W Adams, Las Vegas, NV 89106 (3 units) – JM Properties, LLC
> 1001 G Street, Las Vegas, NV 89106 (4 units) – JM Properties, LLC
> 1101 G St, Las Vegas, NV 89106 (4 units) – JM Properties, LLC

and as more particularly described on <u>Exhibit A</u> attached hereto, together with all rights, privileges and easements appurtenant thereto, including, without limitation, all minerals, oil, gas and other hydrocarbon substances, and all of Seller's right, title and interest in and to all roads, easements, rights of way and alleys adjoining or servicing such real property (collectively, the "**Land**"), (b) those certain building(s) thereon, and such other improvements located on the Land (the "**Improvements**") including any signage, commonly known names of the units or collectively of the apartment complexes, (c) all items of personal property owned by Seller and located on the Land or within the Improvements used exclusively in connection with the ownership or operation of the Land and the Improvements (to the extent of Seller's interest therein and to the extent assignable, collectively, the "**Tangible Personal Property**"), (d) any intangible and other property now or hereafter owned by Seller and used in or related to the ownership or operation of the Land and Improvements, including, without limitation, those items described in the form of Bill of Sale and Assignment attached as Exhibit C hereto (collectively, the "**Intangible Property**"), (e) Seller's right, title and interest in and to all tenant leases (the "**Leases**") for space in the Improvements in effect as of the "Closing Date" (as defined below), and (f) Seller's right, title and interest in and to those certain service, maintenance and vendor contracts pertaining to the Land and Improvements (the "**Contracts**") to the extent Buyer elects to assume same in accordance with Section 5(g) of this Agreement (those Contracts that Buyer elects to assume being referred to herein as the "**Assumed Contracts**"). The Land, Improvements, Tangible Personal Property, Intangible Property, Leases and Assumed Contracts are collectively referred to herein as the "**Property**."

2. Opening of Escrow.

(a)   Concurrently with the execution and delivery of this Agreement by Buyer and Seller, an escrow in connection herewith (the "**Escrow**") shall be opened with First American Title National Commercial Service, Trent Thomas , 8311 W Sunset Road, Suite 100, Las Vegas NV 89113. Email: TThomas@FirstAm.com (702) 266-8983 ("**Escrow Holder**").

(b)   Upon full execution hereof, this Agreement shall be delivered to and countersigned by Escrow Holder. This Agreement shall serve as instructions to Escrow Holder for consummation of the purchase and sale contemplated hereby. Seller and Buyer shall execute such supplemental Escrow instructions as may be appropriate to enable Escrow Holder to comply with the terms of this Agreement, provided such supplemental Escrow instructions are not in conflict with this Agreement as it may be amended in writing from time to time. In the event of any conflict between the provisions of this Agreement and any supplementary Escrow instructions signed by Buyer and Seller, the terms of this Agreement shall control.

3. Purchase Price; Deposit.

(a)   The purchase price of the Property is Twenty Eight Million Eight Hundred Ninety-Two Thousand Dollars ($28,892,000.00) (the "**Purchase Price**"), subject to the prorations and adjustments provided herein.

(b)   The Purchase Price shall be paid as follows:

(i)   Within three (3) Business Days (defined below) following the Execution Date (as defined below), Buyer shall deposit in Escrow with Escrow Holder, a deposit in the amount of Two Hundred Eighty-Eight Thousand Nine Hundred Twenty Dollars ($288,920.00) (the "**Deposit**"), which is fully refundable through the end of the Buyer's Due Diligence Review Period at Buyer's sole discretion. Upon Buyer's approval of its "Due Diligence Review" (as defined below), the Deposit shall thereafter be deemed non-refundable to Buyer except if the Closing fails to occur solely as a result of Seller's default or as otherwise expressly set forth herein. Unless this Agreement is earlier terminated, the Deposit shall be retained in the Escrow and applied towards the Purchase Price at Closing.

(ii)   On or before the Closing, if this Agreement has not been earlier terminated, Buyer shall deposit into Escrow cash or other immediately available funds in the amount of the balance of the Purchase Price, adjusted for the prorations and any other Closing costs as provided elsewhere in this Agreement (the "**Closing Amount**").

(iii)   Notwithstanding the foregoing, One Hundred Dollars ($100) of the Due Diligence funds shall be deemed separate, non-refundable, consideration for Seller entering into this Agreement (the "**Independent Consideration**").   Escrow Holder shall pay the Independent Consideration to Seller upon the earlier to occur of the Close of Escrow or the termination of this Agreement for any reason. The Independent Consideration constitutes bargained-for consideration for this Agreement and is expressly acknowledged to be adequate. The obligation of Buyer to pay the Independent Consideration to Escrow Holder, and the obligation of Escrow Holder to pay the same to Seller, are unconditional and shall survive any termination of this Agreement. If any provision of this Agreement requires the refunding of the Deposit to Buyer, such provision shall be deemed to mean the Deposit less the Independent Consideration, whether or not expressly so stated.

4. Conveyance of the Property.

(a)   At the Closing, (a) Seller shall convey to Buyer fee simple title to the Real Property by a duly executed and acknowledged Deed substantially in the form attached hereto as Exhibit B (the "**Deed**"), and (b) Seller shall transfer title to various rights and intangible personal property appurtenant to the Property by a Bill of Sale and Assignment substantially in the form attached hereto as Exhibit C (the "**Bill of Sale**").

5. Due Diligence Period. Buyer shall have the period (the "**Due Diligence Period**") commencing on the date that all Due Diligence documents agreed upon are delivered to buyer via electronic delivery or cloud access service (the "Effective Date"), and ending on the date thirty (30) days following the Effective Date (the "**Due Diligence Deadline**") to complete a feasibility study for its proposed acquisition and use or development of the Property (the "**Due Diligence Review**"), including, without limitation, review of market reports, soils reports, water, sewer, and other infrastructure availability and costs, and engineering estimates for the Property, zoning matters and all other physical and non-physical issues all at Buyer's sole cost and expense. If Buyer disapproves the production of Materials and provides notice of what documents or Materials are missing or remaining, the Contingency Date will be delayed until Seller provides all items or denotes that the same are unavailable and will not be produced in writing. In any event, the Contingency Date will commence no later than ten (10) days after the execution date. Buyer's failure to timely disapprove the Materials shall be deemed to constitute Buyer's approval thereof and waiver of this condition and the Production Date will be established as three (3) days following the Execution Date. For purposes of this Agreement, the term "Excluded Materials" shall mean any appraisals, budgets or financial analyses, documentation pertaining to Seller's entity, loan documents, internal reports, valuations, other offers or agreements relating to the acquisition or sale of the Property, economic evaluations of the Property, documents pertaining to Seller's entity, reports regarding the Property prepared by Seller or any affiliate of Seller for the internal use or for the information of the investors in Seller, and any other proprietary information not relating to the physical condition of the Property. Buyer acknowledges that it has no right to review any of the Excluded Materials. During the Due Diligence Period, Buyer shall have the right to make a thorough inspection and investigation of the Property (including invasive testing) employing its own experts for such purpose. Buyer shall have the right to approve or disapprove, in Buyer's sole discretion, the results of Buyer's inspections, investigations, tests

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and studies, including, without limitation, investigations with regard to parking, zoning, building codes and other governmental regulations, architectural inspections, environmental, engineering tests, and soils, seismic and geologic reports with respect to the Land, inspections of all or any portion of the Improvements (including, without limitation, structural, mechanical and electrical systems, roofs, pavement, landscaping and public utilities), and any other physical inspections and/or investigations (collectively, the **"Tests"**) as Buyer may elect to make or obtain in accordance with the terms of this Agreement by delivering written notice thereof to Seller and Escrow Holder on or before 5:00 p.m. Eastern time on the last day of the Due Diligence Review Period. Buyer's timely notice of disapproval of any of the above shall constitute Buyer's election to terminate this Agreement and receive a return of their Deposit. Notwithstanding the foregoing, if Buyer terminates this Agreement after the end of the Due Diligence Review Period end Date as a result of a recognized condition that materially and adversely affects the use or value of the Property then, upon such termination, the Initial Deposit shall be refundable to Buyer, to the extent Buyer is expressly entitled to return of the Deposit hereunder. For purposes of this paragraph, materially and adversely affects the use and value is defined as structural issues, electrical issues, plumbing issues or related systems where repair or remediation costs exceed $100,000.00 on any property included in this sale by any Seller as demonstrated by a third-party estimate.

(a)   Access.   During the Due Diligence Period, Seller authorizes Buyer, its agents, employees, licensees, and contractors including third party contractors, to enter upon the Property for the purposes of making a physical inspection of the Property, including, without limitation, soils, hydrology and seismic and environmental tests, provided that in exercising such privilege Buyer undertakes and agrees that it will not suffer or permit any lien for work done for the account or upon the authority of Buyer to remain undischarged in the event Buyer does not complete the purchase of the Property. Buyer shall provide Seller's property manager with at least 24-hours advance notice of any physical inspections and tours of the Property.

(b)   Communications with Governmental Agencies.   In conducting its Due Diligence Review, Buyer shall have the right to communicate, correspond, meet with or otherwise discuss (either in person, by telephone or other means) the Property with any governmental or quasi-governmental agency or authority (collectively, "**Governmental Agencies**").

(c)   Indemnification.   Buyer hereby agrees to indemnify, defend and hold harmless Seller and the Property, from and against any liabilities, claims, damages, losses, costs and/or expenses, including without limitation attorneys' fees and costs, arising from or related to the entry onto the Property by Buyer or its agents, employees, licensees or contractors; provided, however, Buyer shall have no liability associated with the mere discovery of existing conditions. This indemnity shall expire one (1) year following the completion of Buyer's physical inspections of the Property or termination of this Agreement, whichever is earlier.

(d)   Buyer's Election not to Proceed.   During the Due Diligence Period, Buyer shall determine, in Buyer's sole, absolute, and subjective discretion, whether or not to proceed with its proposed acquisition of the Property. Buyer shall notify Seller and Escrow Holder, in writing, of its election to either proceed with the transaction or terminate this Agreement and cancel the Escrow (the "**Buyer's Termination Notice**") by the Due Diligence Deadline. In the event that Seller does not receive the Buyer's Termination Notice by the Due Diligence Deadline, Buyer shall be deemed to have approved its Due Diligence Review of the Property and elected to remain subject to this Agreement. If Buyer elects to terminate this Agreement and cancel the Escrow at any time during the Due Diligence Period, the Escrow shall be automatically canceled; in such event Buyer shall pay all Escrow cancellation costs and fees and the Escrow Holder shall immediately and without further instructions from Seller and/or Buyer refund to Buyer the Refundable Deposit Amount.

(e)   Assumed Contracts. Prior to the expiration of the Due Diligence Period, if Buyer elects to proceed with the transaction, Buyer shall provide written notice to Seller indicating which of the Contracts, if any, that Buyer elects to assume at Closing. Only those Contracts so designated by Buyer shall be the Assumed Contracts. Upon Closing, Seller shall be obligated to terminate the Contracts other than the Assumed Contracts at Seller's sole cost and expense. If any of Seller's contracts are not so terminated prior to Closing and result in any issues with Buyer's new service providers, then Seller shall be required to take all reasonable steps to resolve and terminate Seller's contracted parties as soon as reasonably practicable and to pay any costs of Buyer or Seller associated with unassumed contracts or contractors after closing. All Must Assume Contracts must be attached hereto on Exhibit E, Schedule C or they will be terminable at Buyer's sole discretion.

(f)   Marketing Response. During the Due Diligence Review Period, the Buyer is permitted to test the marketing response by doing marketing of the Property.

6. Seller's Delivery. Seller shall deliver or cause to be delivered within two (2) Business Days of the execution of this contract by the last signer ("**Execution Date**") to Buyer or make available at the Land all of the documents (the "**Due Diligence Materials**") identified on *Schedule 6* attached hereto to the extent Seller is in possession of said documents or has reasonable access to them. If all documents are not delivered at that time, then the Due Diligence Review Period will not begin until either all documents have been received or the Seller has directly certified that there are no responsive documents available ("**Effective Date**"). Upon Buyers' receipt of all documents or of documents and Seller certification, Buyer shall provide a notice that Due Diligence Review will commence on that date. In any event, Due Diligence Review will begin no later than ten (10) days after the Execution Date or Buyer will be entitled to a return of both the Earnest Money Deposit as well as the Due Diligence Deposit.

7. Purposefully Omitted.

8. Title Matters.

(a)   Subject to Subsection (b) below, the Property shall be conveyed to Buyer at the Close of Escrow subject to the following conditions of title (the "**Approved Title Exceptions**"):

(i)   A lien to secure payment of real estate taxes and/or assessments not delinquent.

(ii)   Matters affecting title suffered or created by, or with the consent of, Buyer.

(iii)   Any other matters disclosed by the Title Commitment (as defined in *Schedule 6*), any "Supplemental Report" (as defined below), and a current Survey (as defined in *Schedule 6*) and not disapproved in writing by Buyer as provided herein.

(b)   Review of Title and Survey. On or before the Due Diligence Deadline, Buyer shall have the right to disapprove (by written notice to Seller and Escrow Holder) any matters contained in the Title Commitment and/or any Survey. If Buyer timely disapproves any such matters, Seller shall notify Buyer, no later than 12:00 P.M. on the next Business Day after Buyer's disapproval, of Seller's election to either remove or not remove such disapproved matter from title to the Property. If Seller fails to so notify Buyer of its election by the next Business Day, such failure shall be deemed Seller's election not to remove the disapproved matter from title to the Property. If Seller elects not to remove a disapproved matter (whether by Seller's express notice or Seller's silence), Buyer may elect to either (i) waive its objection to that particular disapproved matter, or (ii) terminate this Agreement (which election shall be made by written notice to Seller by the Due Diligence Deadline). If Buyer elects to terminate this Agreement in accordance with the foregoing, then, notwithstanding anything to the contrary contained in this Agreement, the Refundable Deposit Amount shall be returned to Buyer, and neither Party shall have any further liability or obligation under this Agreement (except under the provisions of this Agreement which specifically state that they survive termination). Notwithstanding the foregoing, Seller agrees to remove at Closing (without the need for Buyer to further object to same) any monetary liens or encumbrances affecting the Property (other than the lien of non-delinquent real property taxes and assessments), including, without limitation, the lien of any existing deed of trust securing Seller's financing of the Property, any delinquent taxes, tax liens, judgment liens, and any mechanic's liens.

(c)   Additional Title Exceptions. No title exceptions after the Effective Date that are not otherwise required, anticipated, or contemplated by this Agreement ("**Additional Exceptions**") shall be recorded against any portion of the Property before the Close of Escrow without Buyer's approval in Buyer's sole and absolute discretion; provided, however, Buyer's disapproval of Additional Exceptions must be given within three (3) days following receipt of a supplemental title commitment or report (the "**Supplemental Report**") disclosing the same, by delivering written notice to Seller and Escrow Holder (the "**Supplemental Title Objection Notice**"). Failure to deliver such Supplemental Title Objection Notice shall be construed as Buyer's approval of the new items disclosed by the Supplemental Report. If Buyer disapproves an item, then Seller shall have one (1) day after receipt of any Supplemental Title Objection Notice (the "**Seller Notice Deadline**") to notify Buyer either that (i) Seller shall take no steps to rectify the disapproved items, or (ii) that Seller intends to take certain specified steps to rectify the disapproved items and the time such steps will require (the "**Seller's Notice**"). Failure by Seller to deliver the Seller's Notice shall be deemed an election by Seller not to cure any of the matters disapproved of by Buyer. If Buyer is not satisfied with the Seller's Notice, or Seller's election not to deliver such Seller's Notice, Buyer shall have one (1) Business Day after the Seller Notice Deadline (the "**Title Cancellation Deadline**") to terminate this Agreement and the Escrow, in writing. If Buyer does not affirmatively terminate the Escrow by the Title Cancellation Deadline, then Seller's Notice, or Seller's election not to deliver such Seller's Notice, shall be deemed approved, Buyer's objections in the Supplemental Title Objection Notice shall be deemed waived, and the contingency set forth in this Section shall be deemed satisfied in all respects. Any other deadlines herein shall be deemed extended to permit the foregoing process to proceed to conclusion.

(d)   Policy of Title Insurance. Title to the Property shall be insured by an ALTA Extended Coverage Owner's Policy of Title Insurance, as and when the Property is acquired by Buyer, in the amount of the full Purchase Price, for the benefit of Buyer, insuring fee title to the Property, free and clear of all liens and encumbrances other than the Approved Title Exceptions (the "**Title Policy**"). The Title Policy shall provide full coverage against mechanics and materialmen's liens, and shall contain such other special endorsements as Buyer may reasonably require, including any endorsements required as a condition to Buyer's approval of any title exceptions (the "**Endorsements**"). The cost of all searches and a standard title policy shall be paid by Seller. The cost of extended coverage and any endorsements on the title policy shall be paid by Buyer.

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9. <u>Conditions Precedent to Closing</u>.

(a)   <u>Seller's Conditions</u>. The following are conditions precedent to Seller's obligations under this Agreement (the "**Seller Conditions Precedent**"). The Seller Conditions Precedent are intended solely for the benefit of Seller and may be waived only by Seller in writing. In the event any Seller Condition Precedent is not satisfied, Seller may, in its sole and absolute discretion, terminate this Agreement, and, subject to the provisions of <u>Section 10</u>, all obligations of Buyer and Seller hereunder (except provisions of this Agreement which recite that they survive termination) shall terminate and be of no further force or effect.

(i)   All of Buyer's representations and warranties contained in or made pursuant to this Agreement shall have been true and correct when made and shall be true and correct as of the Closing Date.

(ii)   Buyer shall have complied with all of Buyer's duties and obligations contained in this Agreement.

(b)   <u>Buyer's Conditions</u>. The following are conditions precedent to Buyer's obligations under this Agreement (the "**Buyer Conditions Precedent**"). The Buyer Conditions Precedent are intended solely for the benefit of Buyer and may be waived only by Buyer in writing. In the event any Buyer Condition Precedent is not satisfied, Buyer may, in its sole and absolute discretion, terminate this Agreement, and, subject to the provisions of <u>Section 10</u>, all obligations of Buyer and Seller hereunder (except provisions of this Agreement which recite that they survive termination) shall terminate and be of no further force or effect.

(i)   The Title Company shall be unconditionally committed to issue to Buyer the Title Policy subject only to the Approved Title Exceptions and including the Endorsements.

(ii)   All of Seller's representations and warranties contained in or made pursuant to this Agreement shall have been true and correct when made and shall be true and correct as of the Closing Date.

(iii)   Seller shall have complied with all of Seller's duties and obligations contained in this Agreement.

(iv)   As of the Closing Date, there shall be no condemnation, litigation or Governmental Agency proceeding pending or threatened including code enforcement violations or pending issues, which after Closing would, in Buyer's reasonable discretion, materially adversely affect the value of the Property or the ability of Buyer to own, use, maintain, occupy, operate or redevelop the Property, and no proceedings shall be pending or threatened which would cause the re-designation or other modification of the zoning classification of, or of any building or environmental code requirements applicable to, the Property.

(v)   As of the Closing Date, all repairs in progress by Seller shall be completed with enough time to allow Buyer to perform an inspection or have an estimate made of any costs remaining to complete the repair. Seller shall have paid all contractors and materialmen and no liens shall be asserted against the property nor shall any vendors remain unpaid which could have lien rights against the Property.

(vi) Seller will agree to provide to the title company an as is or no changes affidavit to the extent permitted by the title insurance company to allow for the coverage and endorsements for survey based on a prior survey. Should Buyer choose to have a new survey completed then the survey would be completed at Buyers' cost. Seller acknowledges that the Due. Diligence documents will require that Seller turns over the most recent survey as part of the Due Diligence Review. To the extent that any encroachments exist, Seller acknowledges that an encroachment is a basis for a title objection subject to the rights and remedies of Paragraph 8.

(vii) Seller acknowledges that Buyer has conditioned this sale on the fact that no first right of refusals or options are outstanding, that the Property will not be marketed after the Effective Date.

(viii) Seller acknowledges that there are no management or service contracts related to leasing that Buyer must assume that will affect the Property after Closing and that the rent schedule and the statements of operations are complete and accurate.

(ix) As a condition precedent of Buyer's obligation to purchase, Buyer must be permitted to finance the purchase through conventional means. The appraisal price of the property must support the purchase price.

(x) Buyer shall have received loan approval or financing during the Contract Period from Execution to Closing which is at an interest rate of 7.0% or below and shall have been issued insurance commitments which would insure the Property to the extent required by the Lender or property management company. If either of the conditions in these subparagraphs 9(b)(ix) and (x) do not occur prior to Closing, the Buyer, without the same being considered a Buyer default, may provide a notice of termination to the Seller and receive a full return of any Deposits other than the Independent Consideration.

10. Remedies.

(a) IN THE EVENT THE SALE OF THE PROPERTY IS NOT CONSUMMATED SOLELY BECAUSE OF A DEFAULT UNDER THIS AGREEMENT ON THE PART OF BUYER THAT IS NOT A BUYER CONDITIONS PRECEDENT, THE AMOUNT OF THE DEPOSIT SHALL BE RETAINED BY SELLER AS LIQUIDATED DAMAGES. THE PARTIES HAVE AGREED THAT SELLER'S ACTUAL DAMAGES, IN THE EVENT THE SALE OF THE PROPERTY IS NOT CONSUMMATED SOLELY BECAUSE OF A DEFAULT BY BUYER, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICABLE TO DETERMINE. THEREFORE, BY PLACING THEIR INITIALS BELOW, THE PARTIES ACKNOWLEDGE THAT THE AMOUNT OF THE DEPOSIT HAS BEEN AGREED UPON, AFTER NEGOTIATION, AS THE PARTIES' REASONABLE ESTIMATE OF SELLER'S DAMAGES AND AS SELLER'S SOLE AND EXCLUSIVE REMEDY AGAINST BUYER, AT LAW OR IN EQUITY, IN THE EVENT THE SALE OF THE PROPERTY IS NOT CONSUMMATED SOLELY BECAUSE OF A DEFAULT UNDER THIS AGREEMENT ON THE PART OF BUYER. THE PAYMENT OF THE DEPOSIT AS LIQUIDATED DAMAGES IS NOT INTENDED AS A FORFEITURE OR PENALTY.

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Buyer's Initials

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Seller's Initials

(b)   IF SELLER DEFAULTS HEREUNDER ON OR PRIOR TO THE CLOSING DATE TO (I) DELIVER INTO ESCROW TO ESCROW HOLDER THE DELIVERIES SPECIFIED HEREUNDER ON OR BEFORE THE CLOSING DATE, OR TO CLOSE ON THE SALE OF THE PROPERTY TO BUYER ON THE CLOSING DATE, OR (II) PERFORM ITS COVENANTS OR OBLIGATIONS UNDER THIS AGREEMENT, THEN BUYER MAY, AT ITS ELECTION IN ITS SOLE AND ABSOLUTE DISCRETION: (A) TERMINATE THIS AGREEMENT, WHEREUPON (I) THE ENTIRE DEPOSIT SHALL BE REFUNDED TO BUYER BY ESCROW HOLDER, (II) SELLER SHALL REIMBURSE BUYER FOR BUYER'S OUT-OF-POCKET EXPENSES ACTUALLY INCURRED IN CONNECTION WITH THE TRANSACTION CONTEMPLATED BY THIS AGREEMENT, AND (III) NEITHER PARTY SHALL HAVE ANY FURTHER LIABILITY OR OBLIGATION TO THE OTHER, EXCEPT FOR THE PROVISIONS OF THIS AGREEMENT WHICH ARE EXPRESSLY STATED TO SURVIVE THE TERMINATION OF THIS AGREEMENT; OR (B) ASSERT AND SEEK JUDGMENT AGAINST SELLER FOR SPECIFIC PERFORMANCE, PROVIDED THAT BUYER SHALL BE REQUIRED TO NOTIFY SELLER OF ITS ELECTION TO PURSUE SPECIFIC PERFORMANCE WITHIN SIXTY (60) DAYS OF THE CLOSING DATE, AND SHALL FILE ITS ACTION NO LATER THAN NINETY (90) DAYS AFTER THE CLOSING DATE; OTHERWISE, BUYER SHALL BE DEEMED TO HAVE ELECTED THE REMEDY IN ITEM (A) ABOVE. NOTWITHSTANDING THE FOREGOING, IF AN ACTION FOR SPECIFIC PERFORMANCE, AS IDENTIFIED IN SUBSECTION (B) ABOVE, IS NOT AVAILABLE DUE TO SELLER HAVING SOLD OR CONVEYED THE PROPERTY TO A THIRD PARTY, THEN IN CONNECTION WITH BUYER'S TERMINATION OF THIS AGREEMENT, SELLER SHALL BE LIABLE TO BUYER FOR ALL OF BUYER'S ACTUAL DAMAGES.

11. Closing and Escrow.

(a)   Escrow Closing. The recordation of the Deed and the delivery of the other documents and funds contemplated hereby (the "**Closing**") shall take place on the date that is forty-five (45) days following the Due Diligence Deadline. The date on which the Closing occurs is herein referred to as the "**Closing Date**." The Closing shall occur on the Closing Date. For purposes of this Agreement, the "Close of Escrow" or the "Closing" shall be the date that the Deed is submitted with or recorded by the County (the "Official Records") or, if earlier, the date that the Title Company is irrevocably committed to issue the Title Policy. Unless changed in writing by Buyer and Seller, the Close of Escrow shall occur on the Closing Date. Notwithstanding anything to the contrary contained in this Agreement, (a) the Closing Date must be a business day which is preceded by a business day and that is not a Friday (such requirements, the "Closing Date Requirements") and (b) if the Closing Date falls on a date that does not meet the Closing Date Requirements, then the Closing Date shall be postponed until the first date that does meet the Closing Date Requirements. Buyer shall have the right to extend the Closing Date two times by fifteen (15) days each by delivering written notice of such election to Seller prior to the Closing Date and depositing an additional Twenty-Five Thousand and 00/100 Dollars ($25,000.00) (the "**Extension Deposit**") with the Escrow Holder for each extension utilized. The Extension Deposit(s) shall be non-refundable except as expressly set forth herein and applied to the Purchase Price at Closing.

(b)   Seller Deliveries. At or before the Closing, Seller shall deliver to Buyer, or to Escrow Holder for delivery to Buyer upon Closing, the following:

(i)   the Deed duly executed and acknowledged by Seller;

(ii)   the Bill of Sale duly executed by Seller;

(iii)   the assignment and assumption of the Leases and Assumed Contracts in substantially the form of Exhibit E attached hereto (the "**Assignment of Leases and Contracts**"), duly executed by Seller;

(iv)   an affidavit that Seller is not a "foreign person" within the meaning of Section 1445(f)(3) of the Internal Revenue Code of 1986 in the form attached hereto as Exhibit D, duly executed by Seller;

(v)   a closing statement in form and content satisfactory to Seller (the "**Closing Statement**") duly executed by Seller;

(vi)   a full release, reconveyance and termination of all monetary encumbrances affecting the Property, any financing statement filed with respect to any of the Personal Property and any mechanics' liens;

(vii)   any other documents or agreements customarily required of a seller to issue the Title Policy, including without limitation any affidavit to the non-existence of parties in possession, parties possessing rights of first refusal or options to purchase the Property, and mechanics' liens and any "gap" indemnity required by the Title Company; and

(viii)   such resolutions, authorizations, bylaws or other documents or agreements relating to Seller and any members thereof as shall be reasonably required by Buyer or Escrow Holder.

(c)   Buyer Deliveries. At or before the Closing, Buyer shall deliver to Seller, or to Escrow Holder for delivery to Seller upon Closing, the following:

(i)   the Closing Statement, duly executed by Buyer;

(ii)   the Assignment of Leases and Contracts, duly executed by Buyer;

(iii)   the Closing Amount.

(d)   Additional Documents. Seller and Buyer shall each execute and deliver such other instruments as are reasonably required by Escrow Holder or otherwise required to close the Escrow.

(e)   Prorations. All matters involving prorations or adjustments to be made in connection with Closing and not specifically provided for in some other provision of this Agreement shall be adjusted in accordance with this Section 11(e). Except as otherwise set forth herein, all items to be prorated pursuant to this Section shall be prorated as of midnight of the day immediately preceding the Closing Date, with Buyer to be treated as the owner of the Property, for purposes of prorations of income and expenses, on and after the Closing Date. No later than the Second (2nd) Business Day prior to the Closing Date, Seller agrees to provide Buyer with a current rent roll and delinquency report for the Property dated as of the Third (3rd) Business Day prior to the Closing Date. Said rent roll shall also show any units that are vacant and not rent ready or for which there is an economic vacancy. An economic vacancy is defined as a unit which is occupied by a tenant for which rent is sixty days or more delinquent. Any down units will be considered vacant and not rent ready.

(i)   <u>Taxes</u>. Real estate and personal property taxes and special assessments, if any, shall be prorated as of the Closing Date. Seller shall pay all real estate and personal property taxes and special assessments attributable to the Property to, but not including the Closing Date.

(ii)   <u>Utilities</u>. The Parties acknowledge and agree that the amounts of all telephone, electric, sewer, water and other utility bills, trash removal bills, janitorial and maintenance service bills and all other operating expenses relating to the Property and allocable to the period prior to the Closing Date shall be determined and paid by Seller before Closing, if possible, or shall be paid thereafter by Seller or adjusted between Buyer and Seller immediately after the same have been determined. Seller shall attempt to have all utility meters read as of the Closing Date. Buyer shall cause all utility services to be placed in Buyer's name as of the Closing Date. As this is sometimes impossible to control perfectly, Buyer will make all reasonable attempts to have the utility services transferred into their name as of the closing date but, should services go beyond the closing date in the seller's name, Seller will allow each utility service the time they require to transfer services to Buyer's name. There will be a reconciliation date no later than 90 days post-closing date to pro-rate the bill(s) that are outstanding. The bills will be pro-rated based on the number of days in the billing cycle for that utility service and each will pay their portion of that bill. If permitted by the applicable utilities, all utility deposits in Seller's name shall be assigned to Buyer as of the Closing Date and Seller shall receive a credit therefore at Closing; otherwise, such amount shall be replaced by Buyer and Seller shall arrange for a refunding of same by the applicable utility provider(s). To the extent that any tenants are required to reimburse Seller, as landlord, for electricity, water, sewer, gas, pest control and trash collection (collectively, "**RUBS**"), then, at Closing, the Parties shall reasonably estimate the amounts thereof that are to be reimbursed to Seller based on an average of the six most recent RUBS statements, and Seller shall receive a credit for same at Closing. The actual amount of RUBS reimbursements owing to Seller shall be reconciled no later than ninety days post-Closing after the actual statements for the applicable period have been received. Seller agrees to hold back the RUBS credited amount from any distributions to investors or principals until the true up has occurred so that a proper reconciliation can be done and Seller will have ample funds for refundability.

(iii)   <u>Rents</u>. Rents and all additional charges payable by tenants under the Leases (collectively, "**Rents**") collected by Seller prior to Closing shall be prorated as of the Closing Date If, following Closing, Seller receives any Rents that should have been paid to Buyer, then Seller shall promptly deliver such Rents to Buyer. Buyer is not purchasing Seller's rents receivables as a part of this transaction. Any rents collected after the thirty (30) day period shall be treated by Buyer as payment for the current month and further for prepaid rents to Buyer. The Buyer is expressly not taking an assignment of the Seller's delinquent rents and will not provide any credit for the same. Buyer will have no further obligation after closing in regard to rents to Seller

(iv)   <u>Free or Abated Rent</u>. Buyer shall receive a credit at Closing for any free or abated rent owing to any tenant under any Lease with respect to any period following the Closing. No persons shall be in possession of a unit for which a lease is not signed and no tenants shall be given free or reduced rents as a concession at the time of leasing or in exchange for services of any type for periods that would expire after the date of Closing.

(v)   <u>Security and Pet Deposits</u>. The amount of any unapplied security and/or pet deposits under the Leases held by Seller at the time of Closing shall be credited against the Purchase Price; accordingly, Seller shall retain the actual security and pet deposits. Buyer shall fund the security deposits account with Buyer's property management company at or after Closing.

(vi)   <u>Prepaid Items</u>. Any prepaid items, including, without limitation, fees for licenses which are transferred to the Buyer at the Closing and annual permit and inspection fees shall be apportioned between the Seller and Buyer at the Closing.

(vii)   <u>Declaration Assessments</u>. Any assessments and other charges paid by Seller under any private declaration affecting the Property shall be prorated between Seller and Buyer at the Closing.

(viii)   <u>Pest Control</u>. Buyer may perform a pest inspection during the Inspection Period.

(ix)   <u>Rent Ready</u>. Not less than three (3) calendar days prior to the Closing, Buyer will have an opportunity to do a walk-through of all vacant units. Seller shall have all vacant units in rent-ready condition. Rent-ready is defined as patched and painted, carpets shampooed, all appliances and equipment provided in good, working condition with all remotes or access cards, as applicable. All down units shall be considered not rent ready. Down units are defined as any unit that is currently being used as an office, model unit, storage unit or unit currently under repair. For any unit which is not rent-ready at the time of the walk-through, Seller will credit the Buyer $3,000.00 at Closing. Any down unit will be credited in the amount of an average of two or more estimates of the cost of making the unit rent ready. Any uninstalled materials, supplies for making rent ready, cleaning products, paint, floor coverings, window treatments, carpet equipment, or tools which Seller maintains in order to make units rent ready shall transfer as part of this sale and closing. **Any unit which has had delinquent rents for sixty days or more where the tenant is still in possession will a require vacancy credit of $3,000 per unit to assure that an eviction can be fully processed, and the unit be made rent ready.**

(f)   <u>Prorations</u>. At least three (3) business days prior to the Close of Escrow, Escrow Holder shall deliver to Seller and Buyer a pro forma closing statement which sets forth the prorations and other credits and debits contemplated by this Agreement, which closing statement shall be subject to the written approval of Seller and Buyer prior to Close of Escrow in accordance with the terms of this Agreement (the "Closing Statement"). All monthly prorations shall be calculated on actual days of the applicable month and all annual prorations shall be calculated based on a 365-day year. The following items are to be prorated, adjusted, or credited (as appropriate) as of 12:01 a.m. (Las Vegas, Nevada time) on the Closing Date (the "Proration Time")., it being understood that for purposes of prorations and adjustments, Buyer shall be deemed to be the owner of the Property on the Closing Date: 1. All utility service charges for electricity, heat and air conditioning service, other utilities, elevator maintenance, common area maintenance, taxes (other than real estate taxes) such as rental taxes, other expenses incurred in operating the Property, and any other costs incurred in the ordinary course of business, or the management and operation of the Property shall be prorated on an accrual basis. To the extent possible, Seller and Buyer shall obtain billings and meter readings as of the Close of Escrow to aid in such prorations. 2. Revenue and income received from rents for the Property (including, without limitation, rental assistance provided by applicable governmental entities paid as a substitute for loss or affected rent in connection with circumstances relating to the COVID-19 pandemic) shall be prorated on a cash received basis for a period of thirty (30) days. If any rents under any of the Leases shall be accrued and unpaid at the Closing Date, the rents collected by Buyer on or after the Closing Date shall be applied as follows: (i) first, to rent due from such tenant for the month of Closing, then (ii) rent due from such tenant for the months after the month of Closing, then (iii) for the months prior to the month of Closing The amount of such prorations shall be initially performed at Closing but shall be subject to adjustment in cash after the Closing as and when complete and accurate information becomes available, if such information is not available at the Closing. Seller and Buyer agree to cooperate and use their best efforts to make such adjustments no later than ninety (90) days after the Closing (or as soon thereafter as may be practicable, with respect to pass-throughs payable by tenants under Leases or tax statements as they become available). Except as set forth in Section 11(e), all items of income and expense which accrue for the period prior to the Closing will be for the account of Seller and all items of income and expense which accrue for the period on and after the Closing will be for the account of Buyer. The provisions of Section 11(e) shall survive the Closing.

(g)   Closing Costs.

(i)   Seller shall pay recording fees for recordation of the Deed.

(ii)   Seller shall pay the premiums to obtain the Standard Title Policy.

(iii)   Seller shall pay all applicable documentary transfer taxes, deed stamps, etc.

(iv)   Buyer shall pay the premiums associated with the Extended Coverage Lender's policy and pay for any Endorsements it may require to its Title Policy.

(v)   Buyer shall pay the cost of updating or obtaining a new Survey unless Seller's affidavit is sufficient to insure and endorse the title policy for survey coverage.

(vi)   Escrow fees shall be paid 50% by Buyer and 50% by Seller.

(vii)   Seller shall be responsible for all costs incurred in connection with the prepayment, satisfaction or reconveyance of any loan, tax deferral, transfer tax, bond, mechanics' lien or other monetary encumbrance secured by the Property, including, without limitation, all prepayment, reconveyance and recording fees, penalties or charges, and any legal fees associated therewith.

(viii)   All other costs and charges of the Escrow not otherwise provided for in this Agreement shall be allocated in accordance with the closing customs of Clark County, Nevada.

(ix)   Buyer and Seller shall each be responsible for their own respective attorneys' fees.

(h)   Reporting Requirements. Escrow Holder shall comply with all applicable federal, state and local reporting and withholding requirements relating to the close of the transactions contemplated herein. Without limiting the generality of the foregoing, to the extent the transactions contemplated by this Agreement involve a real estate transaction within the purview of Section 6045 of the Internal Revenue Code of 1986, as amended (the "**Internal Revenue Code**"), Escrow Holder shall have sole responsibility to comply with the requirements of Section 6045 of the Internal Revenue Code (and any similar requirements imposed by state or local law). Escrow Holder shall defend, indemnify and hold Buyer, Seller and their counsel free and harmless from and against any and all liability, claims, demands, damages and costs, including reasonable attorney's fees and other litigation expenses, arising or resulting from the failure or refusal of Escrow Holder to comply with such reporting requirements.

12. <u>Buyer's Representations and Warranties</u>. As of the Effective Date and again as of Closing, Buyer represents and warrants to, and covenants with, Seller as follows:

(a) Buyer is a limited liability company, duly organized and validly existing and in good standing under the laws of the State of California.

(b) This Agreement and all documents executed by Buyer which are to be delivered to Seller and Escrow Holder pursuant to this Agreement are or at the time of Closing will be duly authorized, executed and delivered by Buyer, and are or at the Closing will be legal, valid and binding obligations of Buyer, and do not and at the time of Closing will not violate any provisions of any agreement or judicial order to which Buyer is subject.

(c) Buyer has neither filed or been the subject of any filing of a petition under any federal or state bankruptcy or insolvency laws, suffered the appointment of a receiver to take possession of all, or substantially all, of its assets, suffered the attachment or other judicial seizure of all, or substantially all, of its assets, admitted in writing its inability to pay its debts as they come due, nor made an offer of settlement, extension or composition to its creditors generally.

13. <u>Seller's Representations and Warranties</u>. As of the date hereof and again as of Closing, Seller represents and warrants to, and covenants with, Buyer as follows:

(a) Seller is a limited liability company, duly organized and validly existing and in good standing under the laws of the state in which it is incorporated and is doing business legally in the State of Nevada.

(b) This Agreement and all documents executed by Seller and delivered to Buyer and Escrow Holder pursuant to this Agreement are and will be duly authorized, executed and delivered by Seller, are and will be legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, and do not and will not violate any provision of any agreement or judicial order to which Seller or the Property is subject.

(c) Seller has obtained all necessary resolutions, authorizations, approvals and consents to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Seller is unaware of any conflict or non-concurrence with any of its principals which involve the authorization to complete this sale as agreed to.

(d) Seller is not a "foreign person" within the meaning of Internal Revenue Code Section 1445(f)(3).

(e) Seller has not entered into, and during the pendency of this Agreement will not enter into, any agreement related to the purchase or sale of the Property other than this Agreement.

(f) Seller has not granted, and during the pendency of this Agreement will not grant any option or right of first refusal or first opportunity or similar right to any party to acquire any interest in any of the Property.

(g) To the best of Seller's knowledge, (1) the Property is in compliance with applicable laws, rules, codes, permits and regulations, as well as private covenants, conditions and restrictions, (2) the Property is not dependent on any other property for compliance with zoning or other land use regulations and (3) there are no restrictive covenants, rules, regulations or required guidelines pertaining to the Property in regard to leasing and rent caps or a required percentage of rentals dedicated or restricted to income based rental values or governmental assistance programs.

(h)   There have been no tax credits or deferred tax programs entered into which would affect the current or future tax payable on the Property or the associated business of leasing.

(i)   There have been no allegations made or violations issued within the last two (2) years of habitability, health or safety concerns with the Property.

(j)   There are no (1) condemnation, environmental, zoning or other land-use proceeding, pending or instituted or, to Seller's knowledge, threatened, against the Property, (2) special assessment proceedings affecting the Property (other than as set forth in the Title Commitment), or (3) existing or proposed easement, covenant, restriction, agreement or other document which affects title to the Property and which is not disclosed by the Title Commitment.

(k)   To the best of Seller's knowledge, the Property is not located within any zone recognized as having any special seismic, flood, fire or other natural hazards.

(l)   There is no litigation, arbitration or reference proceeding pending or, to Seller's knowledge, threatened, against the Property, against Seller with respect to the Property or which could prevent or materially impair the ability of Seller to perform its duties and obligations under this Agreement, or being prosecuted by Seller with respect to the Property other than actions by the Seller for possession.

(m)   On the Closing Date there will be no outstanding written or oral contract made for any improvements to the Property, or for offsite improvements related to the Property which are executory or incomplete.

(n)   To the best of Seller's knowledge, (1) no hazardous or toxic substance, waste or material (including without limitation PCB's, petroleum, petroleum products and fractions thereof, explosives, radioactive materials, asbestos, urea formaldehyde, lead, lead in drinking water, lead-based paint and radon, fungi or bacterial matter which reproduces through the release of spores of the splitting of cells, including, without limitation, mold, mildew and viruses, whether or not living) has existed or currently exists in, on or under, or has been or is being disposed of or released from, the Property or any property adjacent to the Property in quantities that exceed reportable concentrations under current applicable laws, orders, rules and regulations; and (2) no well or wells, underground storage tank or tanks (whether existing or abandoned) exist or have existed on or under the Property or on or under any property adjacent to the Property.

(o)   Seller has neither filed or been the subject of any filing of a petition under any federal or state bankruptcy or insolvency laws, suffered the appointment of a receiver to take possession of all, or substantially all, of its assets, suffered the attachment or other judicial seizure of all, or substantially all, of its assets, admitted in writing its inability to pay its debts as they come due, nor made an offer of settlement, extension or composition to its creditors generally.

(p)   Neither the Property nor any portion thereof has been the subject of any exemption or reduction of or from property taxes or assessments within the last five (5) years.

      (q)   Seller has not entered into or undertaken, and to Seller's knowledge there do not exist, any written or oral commitments, arrangements, agreements or obligations of any kind affecting the Property that will be binding upon the Property or Buyer after the Closing.

      (r)   The rent roll provided by Seller to Buyer as part of the Due Diligence Materials (the "**Rent Roll**") is true, correct, unaltered and complete.

      (s)   Other than the tenants under the Leases, there are no occupants of the Property. The Leases identified on the Rent Roll are all of the Leases affecting the Property as of the Effective Date. The copies of the Leases provided by Seller to Buyer as part of the Due Diligence Materials are true, correct and complete copies thereof, including all amendments thereto. Seller has not received written notice from any tenants under any of the Leases indicating that Seller is in breach or default thereunder, which breach or default remains uncured.

      (t)   The copies of the Contracts provided by Seller to Buyer as part of the Due Diligence Materials are true, correct and complete copies thereof, including all amendments thereto. Seller has not received written notice from any counterparties under any of the Contracts indicating that Seller is in breach or default thereunder, which breach or default remains uncured. Seller has not issued any written notices to any counterparties under any of the Contracts indicating that such counterparty(ies) is/are in breach or default thereunder, which breach or default remains uncured.

14. Continuation and Survival. All certifications, representations, warranties and covenants by the respective Parties contained herein or made in writing pursuant to this Agreement are intended to and shall be deemed made as of the date of this Agreement or such writing and again at the Closing, shall be deemed to be material, and shall survive the execution and delivery of this Agreement, the recording of the Deed and the Closing.

15. Indemnity. Seller shall hold harmless, indemnify and defend Buyer, its successors and assigns and their respective agents, employees, officers, trustees, members, managers, and partners (collectively, the "**Buyer Parties**") from and against any and all obligations, liabilities, claims, liens or encumbrances, demands, losses, damages, causes of action, judgments, costs and expenses asserted by third parties (including attorneys' fees), whether direct, contingent or consequential and no matter how arising ("**Losses and Liabilities**") in any way (i) related to the Property and arising or occurring prior to the Closing; (ii) related to or arising from any act, conduct, omission, contract or commitment of Seller related to the Property; or (iii) resulting from any breach or default by Seller under this Agreement. The terms of this Section shall survive the Closing.

16. Casualty or Condemnation.

(a)   Casualty. In the event that any Property is damaged (including any new environmental contamination) prior to the Closing Date, and the cost to repair and/or restore such damage and/or destruction meets or exceeds One Hundred Thousand Dollars ($100,000), then Buyer shall have the right to terminate this Agreement by written notice to Seller within ten (10) Business Days after Buyer's first learning of the occurrence of such casualty and the cost of such repair and/or restoration. In the event of any such termination, Buyer and Seller shall each be liable for one-half of any escrow fees or charges, and neither Party shall have any further liability or obligation under this Agreement except for those provisions which expressly provide that they survive termination. In the event that the Property is damaged and/or destroyed by fire or other casualty prior to the Closing Date where the cost to repair and/or restore such damage and/or destruction does not exceed One Hundred Thousand Dollars ($100,000), or (ii) the cost to repair and/or restore such damage and/or destruction exceeds One Hundred Thousand Dollars ($100,000) but this Agreement is not terminated as a result thereof, then at Buyer's election by written notice to Seller within ten (10) Business Days after Buyer first learns of the occurrence of such casualty and the cost of such repair and/or restoration, either (i) Seller shall, at Seller's sole cost and expense, repair and/or restore the Property to its condition prior to such casualty, in which case all proceeds of insurance payable by reason of such casualty shall be retained by Seller and the Closing Date shall be extended for a reasonable time, not to exceed sixty (60) days, to allow the Seller to commence and complete such repair and/or restoration; or (ii) the Closing Date shall occur as scheduled notwithstanding such casualty and the Seller's interest in all proceeds of insurance payable by reason of such casualty shall be assigned to Buyer as of the Closing Date or credited to Buyer if previously received by Seller, and Buyer shall receive a credit toward the Purchase Price for any cost of repair and/or restoration not covered by such insurance (whether by reason of insurance deductible, co-insurance, uninsured casualty or otherwise).

(b)   Condemnation. In the event a governmental entity commences eminent domain proceedings to take any portion of any Property after the date hereof and prior to the Closing Date, then Buyer shall have the option to terminate this Agreement by written notice to Seller within ten (10) Business Days after Buyer first learns of such commencement. In the event of any such termination, Buyer and Seller shall each be liable for one-half of any escrow fees or charges, and neither Party shall have any further liability or obligation under this Agreement except for those provisions which expressly provide that they survive termination. In the event a governmental entity commences eminent domain proceedings to take any part of the Property after the date hereof and prior to the Closing Date and this Agreement is not terminated as a result thereof, then Buyer shall be entitled to receive and retain any condemnation proceeds associated therewith (or, if such proceeds are paid to Seller, then Buyer shall be entitled to and shall receive a credit against the Purchase Price in the amount of such proceeds paid to Seller.

17. Interim Operating Covenants.

(a)   Maintenance of the Property. Between Seller's execution of this Agreement and the Closing, Seller shall maintain the Property in good order, condition and repair, reasonable wear and tear excepted, perform the duties of the Property owner under the Leases, the Contracts, and/or any recorded covenant, and otherwise operate the Property in the same manner as before the making of this Agreement, as if Seller were retaining the Property.

(b)   <u>Insurance</u>. Through the Closing Date, Seller shall maintain or cause to be maintained, at Seller's sole cost and expense, all insurance regarding the Property as currently maintained and/or as required by applicable law.

(c)   <u>Personal Property</u>. Seller agrees not to transfer or remove any Personal Tangible Property from the Land or Improvements after the Effective Date except for repair or replacement thereof. Any items of Tangible Personal Property replaced after the Effective Date shall be promptly installed prior to Closing and shall be of substantially similar quality to the item of Tangible Personal Property being replaced.

(d)   <u>No Sales</u>. Except for the execution of tenant Leases pursuant to <u>Section 17(e)</u> below, Seller shall not convey any interest in the Property to any third party or record any instruments against title to the Property without Buyer's consent.

(e)   <u>New Tenant Leases</u>. Between the Effective Date and the Closing, Seller shall continue to lease available apartment units in accordance with Seller's customary practices, including, without limitation, with respect to base rental amount, tenant inducements, tenant background checks, tenant creditworthiness, and the like; provided, however, no new lease shall have a term less than nine (9) months nor more than twelve (12) months. For any units that have renewals pending during the Contract period, the Seller agrees not to seek out lease renewals and to allow the units to remain as month to month pending Closing. **No unit shall be leased for less than the highest current rent paid for a unit of the same size by another tenant and no concessions of free or abated rent shall be offered during the contract period unless the same would expire prior to the Closing date and tenant is required to pay a security deposit equal to at least one month's rent.**

18. <u>Brokers and Finders</u>. Seller shall pay any commissions relating to this Agreement to any brokers representing Seller or Buyer pursuant to separate agreements. Seller shall hold harmless, indemnify and defend Buyer and its agents, employees, successors and assigns and the Property from and against any and all obligations, liabilities, claims, demands, liens, encumbrances and losses (including attorneys' fees), whether direct, contingent or consequential, arising out of, based on, or incurred as a result of claims by any persons related to this Agreement or the sale of the Property. The provisions of this Section shall survive the termination of this Agreement and the Closing. For purposes of this Agreement, the Seller's broker is: ABI Multifamily

19. <u>Marketing</u>. Seller agrees not to market or show the Property, or engage in negotiations with or accept offers (<u>i.e.</u>, back-up offers) from, any other prospective purchasers during the term of this Agreement.

20. <u>Publicity and Confidentiality</u>. Buyer and Seller each agree that the terms of the transaction contemplated by this Agreement, the identities of Buyer and Seller, and all information made available by one Party to the other or in any way relating to the other Party's interest in that transaction, shall be maintained in strict confidence and no disclosure of such information will be made, whether or not the transaction contemplated by this Agreement shall close, except to such attorneys, accountants, lenders and others as are reasonably required to evaluate and consummate that transaction; <u>provided, however</u>, nothing in this Section shall prevent either Buyer or Seller from disclosing or accessing any information otherwise deemed confidential under this Section (i) in connection with that Party's enforcement of its rights hereunder; (ii) pursuant to any legal requirement, any statutory reporting requirement or any accounting or auditing disclosure requirement applicable to Buyer or Seller; (iii) in connection with performance by either Party of its obligations under this Agreement (including, but not limited to, the

delivery and recordation of instruments, notices or other documents required hereunder); or (iv) to existing or potential investors, participants or assignees in or of the transaction contemplated by this Agreement or such Party's rights therein.

21. Exculpation. No present or future officer, director, employee, trustee, member, beneficiary, affiliate or agent of Buyer shall have any personal liability, directly or indirectly, and recourse shall not be had against any such officer, director, employee, trustee, member, beneficiary, or agent, under or in connection with this Agreement or any other document or instrument heretofore or hereafter executed in connection with this Agreement either before or after Closing. Seller and Buyer hereby waive and release each other from any and all such personal liability and recourse. In addition, Seller acknowledges and agrees that after Closing all persons dealing with Buyer must look solely to Buyer's interest in the Property for the enforcement of any claims against or liability of Buyer.

22. Miscellaneous.

(a) Notices. Any and all notices, requests, demands or other communications hereunder shall be deemed to have been duly given if in writing and if transmitted by hand delivery with receipt therefor, by electronic mail, by facsimile delivery (with confirmation by hard copy), by overnight courier, or by registered or certified mail, return receipt requested, first class postage prepaid addressed as follows (or to such new address as the addressee of such a communication may have notified the sender thereof) (the date of such notice shall be the date of actual delivery to the recipient thereof):

If to Buyer:	Because of Grace, LLC Attn: Rob Rowsell claudiabuyshouses@gmail.com 602-740-8878
With Copy to:	Stephanie Cooper Roberts, Esq The Cooper Legal Firm PC 5620 Concord Parkway S #103 Concord, NC 28027 sc@cooperlegalfirm.com 704-940-3236
If to Seller:	Jason Elleman jasonelleman@yahoo.com 661-645-5722
With Copy to:	

Notices delivered by overnight delivery for next Business Day receipt shall be deemed delivered on the next Business Day if deposited with the courier by 5:00 P.M. local time for the sender. Notices delivered by regular mail as set forth herein shall be deemed received three (3) days following deposit with the U.S. postal service. Notices delivered by facsimile prior 5:00 P.M. on a Business Day shall be deemed delivered upon verified transmission by the sender's facsimile machine; and if delivered after 5:00 P.M. on a Business Day, then on the next Business Day. Notices delivered by email shall be deemed received upon delivery. Notices by counsel shall be considered notices by the parties.

(b)   Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective successors, heirs, administrators and assigns. Seller shall not assign any of its right, title or interest in or to this Agreement. Buyer shall have the right, power and authority to assign all or any portion of this Agreement or its rights hereunder.

(c)   Amendments. Except as otherwise provided herein, this Agreement may be amended or modified only by a written instrument executed by Seller and Buyer.

(d)   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada without reference to choice of law principles which might indicate that the law of some other jurisdiction should apply.

(e)   Interpretation. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation hereof. Whenever the context hereof shall so require, the singular shall include the plural, the male gender shall include the female gender and the neuter, and vice versa. This Agreement shall not be construed against either Buyer or Seller but shall be construed as a whole, in accordance with its fair meaning, and as if prepared by Buyer and Seller jointly.

(f)   No Obligation to Third Parties. The execution and delivery of this Agreement shall not be deemed to confer any rights upon, nor obligate either of the Parties hereto to, any person or entity not a Party to this Agreement.

(g)   Further Assurances. Each of the Parties shall execute such other and further documents and do such further acts as may be reasonably required to effectuate the intent of the Parties and carry out the terms of this Agreement.

(h)   Merger of Prior Agreements. This Agreement and the schedules and exhibit hereto constitute the entire agreement between the Parties and supersede all prior agreements and understandings between the Parties relating to the subject matter hereof, including without limitation, any letter of intent, which shall be of no further force or effect upon execution of this Agreement by Buyer and Seller.

(i)   Enforcement; Attorneys' Fees.   In the event a dispute arises concerning the performance, meaning or interpretation of any provision of this Agreement or any document executed in connection with this Agreement, the prevailing Party in such dispute shall be awarded any and all costs and expenses incurred by the prevailing Party in enforcing, defending or establishing its rights hereunder or thereunder, including, without limitation, court costs and attorneys and expert witness fees. In addition to the foregoing award of costs and fees, the prevailing Party shall also be entitled to recover its attorneys' fees incurred in any post-judgment proceedings to collect or enforce any judgment. This provision is separate and several and shall survive the merger of this Agreement or any such other document into any judgment on this Agreement or such document.

(j)   Time. For purposes of this Agreement "**Business Day**" shall mean any day other than a Saturday, Sunday, Nevada or Federal holiday on which commercial banks and government offices in Las Vegas, Nevada are generally closed. Unless otherwise specified, in computing any period of time described in this Agreement, the day of the act or event after which the designated period of time begins to run is not to be included and the last day of the period so computed is to be included, unless such last day is not a Business Day, in which event the period shall run to and include the next day which is a Business Day.

(k)   Severability. If any provision of this Agreement, or the application thereof to any person, place, or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other persons, places and circumstances shall remain in full force and effect.

(l)   No Waiver. No delay or failure on the part of any Party hereto in exercising any right, power or privilege under this Agreement or under any other instrument or document given in connection with or pursuant to this Agreement shall impair any such right, power or privilege or be construed as a waiver of any default or any acquiescence therein. No single or partial exercise of any such right, power or privilege shall preclude the further exercise of such right, power or privilege. No waiver shall be valid against any Party hereto unless made in writing and executed by the Party against whom enforcement of such waiver is sought and then only to the extent expressly specified therein.

(m)   Schedules and Exhibits. All references in this Agreement to exhibits and schedules shall, unless otherwise expressly provided, be deemed to be references to the exhibits and schedules attached to this Agreement.

(n)   Assignment and/or 1031 Exchange. Buyer shall be permitted to assign this Agreement to any entity, including an entity formed as a syndicated special purpose entity for purposes of acquisition, so long as Buyer and or its principals will own or control in whole or in part either the management or some units/shares in the new entity. Either Party shall be permitted to assign its obligations under this Agreement to an intermediary for the purpose of effectuating a tax-deferred exchange, so long as such assignment shall not (a) delay or extend the Closing Date, or (b) require the other Party to assume any additional obligations, incur any out-of-pocket expenses, or take title to any other property. Neither Party shall be in any way responsible or liable for the tax or other consequences of the tax-deferred exchange (or attempted tax-deferred exchange) effected by the other Party.

(o)   Counterparts. This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which shall constitute one and the same agreement with the same effect as if all Parties had signed the same signature page. Executed counterparts delivered by facsimile, email/PDF, or DocuSign shall have the same force and effect as wet-signed original counterparts.

[Signatures on Following Page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

SELLER:

LMNOP Properties, LLC

DocuSigned by:

By: [signature]
B66E73D9E80C463...
Jason Elleman

Date: 4/26/2023

BUYER:

Because of Grace, LLC

By: [signature] Rob Rowsell (Apr 26, 2023 06:34 PDT)
Rob Rowsell, Manager

Date: Apr 26, 2023

LMNOP Properties Blankenship, LLC

DocuSigned by:

By: [signature]
B66E73D9E80C463...
Jason Elleman

Date: 4/26/2023

LMNOP Properties MCR, LLC

DocuSigned by:

By: [signature]
B66E73D9E80C463...
Jason Elleman

Date: 4/26/2023

JM Properties, LLC

DocuSigned by:

By: [signature]
B66E73D9E80C463...
Jason Elleman

Date: 4/26/2023

ESCROW HOLDER'S JOINDER

By executing this Agreement where provided below, the undersigned hereby undertakes to act as Escrow Holder in this transaction pursuant to the terms of the instructions set forth above, and pursuant to any other supplemental instructions signed by the Parties.

First American Title Commercial Service

By_____

Trent Thomas, Escrow Officer

EXHIBIT A

1163 Blankenship Avenue, Las Vegas, NV 89106 (36 units) - LMNOP Properties Blankenship, LLC
210 W Baltimore Avenue, Las Vegas, NV 89102 (18 units) - LMNOP Properties MCR, LLC
2116 Fairfield Avenue, Las Vegas, NV 89102 (3 units) - LMNOP Properties MCR, LLC
224 W St. Louis Avenue, Las Vegas, NV (12 units) - LMNOP Properties MCR, LLC
226 W St. Louis Avenue, Las Vegas, NV (4 units) - LMNOP Properties MCR, LLC
230 W St. Louis Avenue, Las Vegas, NV (7 units) - LMNOP Properties MCR, LLC
231 W St. Louis Avenue, Las Vegas, NV (41 units) - LMNOP Properties MCR, LLC
232 W St. Louis Avenue, Las Vegas, NV (8 units) - LMNOP Properties MCR, LLC
234 W St. Louis Avenue, Las Vegas, NV (8 units) - LMNOP Properties MCR, LLC
240 W St. Louis Avenue, Las Vegas, NV (10 units) - LMNOP Properties MCR, LLC
227 W St. Louis, Las Vegas, NV 89102 (Land) - LMNOP Properties MCR, LLC
828 F Street, Las Vegas, NV 89106 (20 Units) – LMNOP Properties, LLC
602 W McWilliams Avenue, Las Vegas, NV 89106 (3 units) - LMNOP Properties, LLC
230 W Chicago Avenue, Las Vegas, NV 89102 (4 units) – JM Properties, LLC
234 W Chicago Avenue, Las Vegas, NV 89102 (6 units) – JM Properties, LLC
238 W Chicago Avenue, Las Vegas, NV 89102 (6 units) – JM Properties, LLC
248 W Chicago Avenue, Las Vegas, NV 89102 (12 units) – JM Properties, LLC
216 Philadelphia Avenue, Las Vegas, NV 89102 (10 units) – JM Properties, LLC
2215 E Nelson Avenue, Las Vegas, NV 89030 (9 units) – JM Properties, LLC
1201 D Street, Las Vegas, NV 89106 (3 units) — JM Properties, LLC
1312 C Street, Las Vegas, NV 89106 (2 units) – JM Properties, LLC
704 W Adams, Las Vegas, NV 89106 (3 units) – JM Properties, LLC
1001 G Street, Las Vegas, NV 89106 (4 units) – JM Properties, LLC
1101 G St, Las Vegas, NV 89106 (4 units) – JM Properties, LLC

210 W Baltimore Avenue, Las Vegas, NV 89102 - LMNOP Properties MCR, LLC

Parcel 1:
THE WEST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 2:
THE UNNUMBERED LOT IN BLOCK TWELVE (12), SAID LOT BEING BOUND ON THE SOUTH BY LOT THIRTY EIGHT (38) AND ON THE WEST BY THE NORTH SOUTH ALLEY AND ON THE NORTHEASTERLY BY FAIRFIELD AVENUE OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 3:
THE EAST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 4:
LOTS SIXTEEN (16) AND SEVENTENN (17) IN BLOCK THIRTENN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 5:
LOTS TWELVE (12) THROUGH FIFTEEN (15), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 6:

LOTS EIGHT (8) THROUGH ELEVEN (11), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 7:
LOTS SEVEN (7) IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 8:
LOTS FOUR (4) THROUGH SIX (6), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 9:
LOTS ONE (1) THROUGH THREE (3), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 10:
LOTS THIRTY TWO (32) THROUGH THIRTY FOUR (34), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP

THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 11:
LOTS TWENTY NINE (29) THROUGH THIRTY ONE (31), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 12:
LOTS TWENTY SEVEN (27) AND TWENTY EIGHT (28) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 13:
LOTS TWENTY FIVE (25) AND TWENTY SIX (26) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 14:
LOTS TWENTY THREE (23) AND TWENTY FOUR (24) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 15:
LOTS TWENTY ONE (21) AND TWNTY TWO (22) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

2116 Fairfield Avenue, Las Vegas, NV 89102 (3 units) - LMNOP Properties MCR, LLC

PARCEL 1:
THE WEST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 2:
THE UNNUMBERED LOT IN BLOCK TWELVE (12), SAID LOT BEING BOUND ON THE SOUTH BY LOT THIRTY EIGHT (38) AND ON THE WEST BY THE NORTH SOUTH ALLEY AND ON THE NORTHEASTERLY BY FAIRFIELD AVENUE OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF

PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 3:
THE EAST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 4:
LOTS SIXTEEN (16) AND SEVENTENN (17) IN BLOCK THIRTENN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 5:
LOTS TWELVE (12) THROUGH FIFTEEN (15), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 6:
LOTS EIGHT (8) THROUGH ELEVEN (11), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 7:
LOTS SEVEN (7) IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 8:
LOTS FOUR (4) THROUGH SIX (6), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 9:
LOTS ONE (1) THROUGH THREE (3), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 10:
LOTS THIRTY TWO (32) THROUGH THIRTY FOUR (34), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 11:
LOTS TWENTY NINE (29) THROUGH THIRTY ONE (31), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 12:
LOTS TWENTY SEVEN (27) AND TWENTY EIGHT (28) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 13:
LOTS TWENTY FIVE (25) AND TWENTY SIX (26) IN BLOCK FOURTEEN (14) OF
MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN
BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF
CLARK COUNTY, NEVADA.

PARCEL 14:
LOTS TWENTY THREE (23) AND TWENTY FOUR (24) IN BLOCK FOURTEEN (14) OF
MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN
BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF
CLARK COUNTY, NEVADA.

PARCEL 15:
LOTS TWENTY ONE (21) AND TWNTY TWO (22) IN BLOCK FOURTEEN (14) OF
MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN
BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF
CLARK COUNTY, NEVADA.

224 W St. Louis Avenue, Las Vegas, NV (12 units) - LMNOP Properties MCR, LLC

Parcel 1:
THE WEST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN
(37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO
LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43,
IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 2:
THE UNNUMBERED LOT IN BLOCK TWELVE (12), SAID LOT BEING BOUND ON THE
SOUTH BY LOT THIRTY EIGHT (38) AND ON THE WEST BY THE NORTH SOUTH
ALLEY AND ON THE NORTHEASTERLY BY FAIRFIELD AVENUE OF MEADOWS
ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF
PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY,
NEVADA.

PARCEL 3:
THE EAST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN
(37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO
LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43,
IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 4:
LOTS SIXTEEN (16) AND SEVENTENN (17) IN BLOCK THIRTENN (13) OF MEADOWS
ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF
PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY,
NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 5:
LOTS TWELVE (12) THROUGH FIFTEEN (15), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 6:
LOTS EIGHT (8) THROUGH ELEVEN (11), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 7:
LOTS SEVEN (7) IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 8:
LOTS FOUR (4) THROUGH SIX (6), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF

OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 9:
LOTS ONE (1) THROUGH THREE (3), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 10:
LOTS THIRTY TWO (32) THROUGH THIRTY FOUR (34), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 11:
LOTS TWENTY NINE (29) THROUGH THIRTY ONE (31), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 12:
LOTS TWENTY SEVEN (27) AND TWENTY EIGHT (28) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 13:
LOTS TWENTY FIVE (25) AND TWENTY SIX (26) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 14:
LOTS TWENTY THREE (23) AND TWENTY FOUR (24) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 15:

LOTS TWENTY ONE (21) AND TWNTY TWO (22) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

226 W St. Louis Avenue, Las Vegas, NV (4 units) - LMNOP Properties MCR, LLC

Parcel 1:
THE WEST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 2:
THE UNNUMBERED LOT IN BLOCK TWELVE (12), SAID LOT BEING BOUND ON THE SOUTH BY LOT THIRTY EIGHT (38) AND ON THE WEST BY THE NORTH SOUTH ALLEY AND ON THE NORTHEASTERLY BY FAIRFIELD AVENUE OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 3:
THE EAST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 4:
LOTS SIXTEEN (16) AND SEVENTENN (17) IN BLOCK THIRTENN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 5:
LOTS TWELVE (12) THROUGH FIFTEEN (15), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF

OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 6:
LOTS EIGHT (8) THROUGH ELEVEN (11), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 7:
LOTS SEVEN (7) IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 8:
LOTS FOUR (4) THROUGH SIX (6), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 9:
LOTS ONE (1) THROUGH THREE (3), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 10:
LOTS THIRTY TWO (32) THROUGH THIRTY FOUR (34), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 11:
LOTS TWENTY NINE (29) THROUGH THIRTY ONE (31), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 12:
LOTS TWENTY SEVEN (27) AND TWENTY EIGHT (28) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 13:
LOTS TWENTY FIVE (25) AND TWENTY SIX (26) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 14:
LOTS TWENTY THREE (23) AND TWENTY FOUR (24) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 15:
LOTS TWENTY ONE (21) AND TWNTY TWO (22) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

227 W St. Louis, Las Vegas, NV 89102 (Land) - LMNOP Properties MCR, LLC

Parcel 1:
THE WEST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 2:

THE UNNUMBERED LOT IN BLOCK TWELVE (12), SAID LOT BEING BOUND ON THE SOUTH BY LOT THIRTY EIGHT (38) AND ON THE WEST BY THE NORTH SOUTH ALLEY AND ON THE NORTHEASTERLY BY FAIRFIELD AVENUE OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 3:
THE EAST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 4:
LOTS SIXTEEN (16) AND SEVENTENN (17) IN BLOCK THIRTENN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 5:
LOTS TWELVE (12) THROUGH FIFTEEN (15), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 6:
LOTS EIGHT (8) THROUGH ELEVEN (11), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 7:
LOTS SEVEN (7) IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS
AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE
OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF
VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF
OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY
OPERATION OF LAW.

PARCEL 8:
LOTS FOUR (4) THROUGH SIX (6), INCLUSIVE IN BLOCK THIRTEEN (13) OF
MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN
BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF
CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF
VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF
OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY
OPERATION OF LAW.

PARCEL 9:
LOTS ONE (1) THROUGH THREE (3), INCLUSIVE IN BLOCK THIRTEEN (13) OF
MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN
BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF
CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF
VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF
OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY
OPERATION OF LAW.

PARCEL 10:
LOTS THIRTY TWO (32) THROUGH THIRTY FOUR (34), INCLUSIVE IN BLOCK
FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP
THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY
RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 11:
LOTS TWENTY NINE (29) THROUGH THIRTY ONE (31), INCLUSIVE IN BLOCK
FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP
THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY
RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 12:

LOTS TWENTY SEVEN (27) AND TWENTY EIGHT (28) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 13:
LOTS TWENTY FIVE (25) AND TWENTY SIX (26) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 14:
LOTS TWENTY THREE (23) AND TWENTY FOUR (24) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 15:
LOTS TWENTY ONE (21) AND TWNTY TWO (22) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

230 W St. Louis Avenue, Las Vegas, NV (7 units) - LMNOP Properties MCR, LLC

Parcel 1:
THE WEST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 2:
THE UNNUMBERED LOT IN BLOCK TWELVE (12), SAID LOT BEING BOUND ON THE SOUTH BY LOT THIRTY EIGHT (38) AND ON THE WEST BY THE NORTH SOUTH ALLEY AND ON THE NORTHEASTERLY BY FAIRFIELD AVENUE OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 3:
THE EAST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 4:

LOTS SIXTEEN (16) AND SEVENTENN (17) IN BLOCK THIRTENN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 5:
LOTS TWELVE (12) THROUGH FIFTEEN (15), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 6:
LOTS EIGHT (8) THROUGH ELEVEN (11), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 7:
LOTS SEVEN (7) IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 8:
LOTS FOUR (4) THROUGH SIX (6), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN

BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 9:
LOTS ONE (1) THROUGH THREE (3), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 10:
LOTS THIRTY TWO (32) THROUGH THIRTY FOUR (34), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 11:
LOTS TWENTY NINE (29) THROUGH THIRTY ONE (31), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 12:
LOTS TWENTY SEVEN (27) AND TWENTY EIGHT (28) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 13:
LOTS TWENTY FIVE (25) AND TWENTY SIX (26) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 14:
LOTS TWENTY THREE (23) AND TWENTY FOUR (24) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN

BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 15:
LOTS TWENTY ONE (21) AND TWNTY TWO (22) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

231 W St. Louis Avenue, Las Vegas, NV (41 units) - LMNOP Properties MCR, LLC

Parcel 1:
THE WEST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 2:
THE UNNUMBERED LOT IN BLOCK TWELVE (12), SAID LOT BEING BOUND ON THE SOUTH BY LOT THIRTY EIGHT (38) AND ON THE WEST BY THE NORTH SOUTH ALLEY AND ON THE NORTHEASTERLY BY FAIRFIELD AVENUE OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 3:
THE EAST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 4:
LOTS SIXTEEN (16) AND SEVENTENN (17) IN BLOCK THIRTENN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 5:
LOTS TWELVE (12) THROUGH FIFTEEN (15), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN

BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 6:
LOTS EIGHT (8) THROUGH ELEVEN (11), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 7:
LOTS SEVEN (7) IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 8:
LOTS FOUR (4) THROUGH SIX (6), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 9:
LOTS ONE (1) THROUGH THREE (3), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 10:
LOTS THIRTY TWO (32) THROUGH THIRTY FOUR (34), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 11:
LOTS TWENTY NINE (29) THROUGH THIRTY ONE (31), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 12:
LOTS TWENTY SEVEN (27) AND TWENTY EIGHT (28) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 13:
LOTS TWENTY FIVE (25) AND TWENTY SIX (26) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 14:
LOTS TWENTY THREE (23) AND TWENTY FOUR (24) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 15:
LOTS TWENTY ONE (21) AND TWNTY TWO (22) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

232 W St. Louis Avenue, Las Vegas, NV (8 units) - LMNOP Properties MCR, LLC

Parcel 1:
THE WEST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO

LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 2:
THE UNNUMBERED LOT IN BLOCK TWELVE (12), SAID LOT BEING BOUND ON THE SOUTH BY LOT THIRTY EIGHT (38) AND ON THE WEST BY THE NORTH SOUTH ALLEY AND ON THE NORTHEASTERLY BY FAIRFIELD AVENUE OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 3:
THE EAST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 4:
LOTS SIXTEEN (16) AND SEVENTENN (17) IN BLOCK THIRTENN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 5:
LOTS TWELVE (12) THROUGH FIFTEEN (15), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 6:
LOTS EIGHT (8) THROUGH ELEVEN (11), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 7:
LOTS SEVEN (7) IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 8:
LOTS FOUR (4) THROUGH SIX (6), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 9:
LOTS ONE (1) THROUGH THREE (3), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 10:
LOTS THIRTY TWO (32) THROUGH THIRTY FOUR (34), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 11:
LOTS TWENTY NINE (29) THROUGH THIRTY ONE (31), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP

THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 12:
LOTS TWENTY SEVEN (27) AND TWENTY EIGHT (28) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 13:
LOTS TWENTY FIVE (25) AND TWENTY SIX (26) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 14:
LOTS TWENTY THREE (23) AND TWENTY FOUR (24) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 15:
LOTS TWENTY ONE (21) AND TWNTY TWO (22) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

234 W St. Louis Avenue, Las Vegas, NV (8 units) - LMNOP Properties MCR, LLC

Parcel 1:
THE WEST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 2:
THE UNNUMBERED LOT IN BLOCK TWELVE (12), SAID LOT BEING BOUND ON THE SOUTH BY LOT THIRTY EIGHT (38) AND ON THE WEST BY THE NORTH SOUTH ALLEY AND ON THE NORTHEASTERLY BY FAIRFIELD AVENUE OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 3:
THE EAST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO

LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 4:
LOTS SIXTEEN (16) AND SEVENTENN (17) IN BLOCK THIRTENN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 5:
LOTS TWELVE (12) THROUGH FIFTEEN (15), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 6:
LOTS EIGHT (8) THROUGH ELEVEN (11), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 7:
LOTS SEVEN (7) IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 8:
LOTS FOUR (4) THROUGH SIX (6), INCLUSIVE IN BLOCK THIRTEEN (13) OF
MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN
BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF
CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF
VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF
OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY
OPERATION OF LAW.

PARCEL 9:
LOTS ONE (1) THROUGH THREE (3), INCLUSIVE IN BLOCK THIRTEEN (13) OF
MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN
BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF
CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF
VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF
OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY
OPERATION OF LAW.

PARCEL 10:
LOTS THIRTY TWO (32) THROUGH THIRTY FOUR (34), INCLUSIVE IN BLOCK
FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP
THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY
RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 11:
LOTS TWENTY NINE (29) THROUGH THIRTY ONE (31), INCLUSIVE IN BLOCK
FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP
THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY
RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 12:
LOTS TWENTY SEVEN (27) AND TWENTY EIGHT (28) IN BLOCK FOURTEEN (14) OF
MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN
BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF
CLARK COUNTY, NEVADA.

PARCEL 13:
LOTS TWENTY FIVE (25) AND TWENTY SIX (26) IN BLOCK FOURTEEN (14) OF
MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN
BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF
CLARK COUNTY, NEVADA.

PARCEL 14:
LOTS TWENTY THREE (23) AND TWENTY FOUR (24) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 15:
LOTS TWENTY ONE (21) AND TWNTY TWO (22) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

240 W St. Louis Avenue, Las Vegas, NV (10 units) - LMNOP Properties MCR, LLC

Parcel 1:
THE WEST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 2:
THE UNNUMBERED LOT IN BLOCK TWELVE (12), SAID LOT BEING BOUND ON THE SOUTH BY LOT THIRTY EIGHT (38) AND ON THE WEST BY THE NORTH SOUTH ALLEY AND ON THE NORTHEASTERLY BY FAIRFIELD AVENUE OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 3:
THE EAST 62.5 FEET OF LOTS THIRTY FIVE (35), THIRTY SIX (36), THIRTY SEVEN (37), AND THIRTY EIGHT (38) IN BLOCK TWELVE (12) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEROF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 4:
LOTS SIXTEEN (16) AND SEVENTENN (17) IN BLOCK THIRTENN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 5:

LOTS TWELVE (12) THROUGH FIFTEEN (15), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 6:
LOTS EIGHT (8) THROUGH ELEVEN (11), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 7:
LOTS SEVEN (7) IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 8:
LOTS FOUR (4) THROUGH SIX (6), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 9:
LOTS ONE (1) THROUGH THREE (3), INCLUSIVE IN BLOCK THIRTEEN (13) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN

BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION VACATED BY THAT CERTAIN ORDER OF VACATION RECORDED MAY 25, 1967 IN BOOK 798 AS DOCUMENT NO. 641362, OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA, THAT WOULD PASS THROUGH BY OPERATION OF LAW.

PARCEL 10:
LOTS THIRTY TWO (32) THROUGH THIRTY FOUR (34), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 11:
LOTS TWENTY NINE (29) THROUGH THIRTY ONE (31), INCLUSIVE IN BLOCK FOURTENN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 12:
LOTS TWENTY SEVEN (27) AND TWENTY EIGHT (28) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 13:
LOTS TWENTY FIVE (25) AND TWENTY SIX (26) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 14:
LOTS TWENTY THREE (23) AND TWENTY FOUR (24) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

PARCEL 15:
LOTS TWENTY ONE (21) AND TWNTY TWO (22) IN BLOCK FOURTEEN (14) OF MEADOWS ADDITION TO LAS VEGAS AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 43, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

828 F Street, Las Vegas, NV 89106 (20 Units) – LMNOP Properties, LLC

LOTS FOUR (4) THROUGH TWELVE (12) INCLUSIVE IN BLOCK TWENTY FOUR (24) OF LAS VEGAS TOWNSITE, AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1, OF PLATS, PAGE 46, IN THE OFFICE OF THE COUNTY RECORDED OF CLARK COUNTY, NEVADA.

TOGETHER WITH THAT PORTION OF MORGAN AVENUE, THAT WOULD PASS BY OPERATION OF AS VACATED BY CITY OF LAS VEGAS IN AN ORDER OF VACATION RECORDED MARCH 14, 2001, IN BOOK 20010314, AS DOCUMENT NO. 00617 OF OFFICIAL RECORDS.

EXCEPTING THEREFROM THAT PORTION AS CONVEYED IN THAT CERTAIN GRANT DEED RECORDED FEBRUARY 28, 20\12 AS INSTRUMENT NO. 201202280003041 OF OFFICIAL RECORDS, CLARK COUNTY, NEVADA.

602 W McWilliams Avenue, Las Vegas, NV 89106 (3 units) - LMNOP Properties, LLC

LOTS ONE (1), TWO (2) AND THREE (3) IN BLOCK TWENTY (20) OF THE ORIGINAL PLAT OF LAS VEGAS TOWNSITE, AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 17 AND AS AMENDED BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 46, IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

230 W Chicago Avenue, Las Vegas, NV 89102 (4 units) – JM Properties, LLC

Lots Nineteen (19) through Twenty-Eight (28), inclusive, in Block Sixteen (16) of Meadows Addition to Las Vegas, as shown by map thereof on File in Book 1 of Plats, Page 43, in the Office of the County Recorder of Clark County, Nevada.

Commonly known as: 230 West Chicago Avenue, Las Vegas, NV 89102 in the County of Clark

Parcel Number: 162-04-710-132
                162-04-710-133
                162-04-710-134
                162-04-710-135

234 W Chicago Avenue, Las Vegas, NV 89102 (6 units) – JM Properties, LLC

Lots Nineteen (19) through Twenty-Eight (28), inclusive, in Block Sixteen (16) of Meadows Addition to Las Vegas, as shown by map thereof on File in Book 1 of Plats, Page 43, in the Office of the County Recorder of Clark County, Nevada.

Commonly known as: 230 West Chicago Avenue, Las Vegas, NV 89102 in the County of Clark

Parcel Number: 162-04-710-132

162-04-710-133
162-04-710-134
162-04-710-135

238 W Chicago Avenue, Las Vegas, NV 89102 (6 units) – JM Properties, LLC

Lots Nineteen (19) through Twenty-Eight (28), inclusive, in Block Sixteen (16) of Meadows Addition to Las Vegas, as shown by map thereof on File in Book 1 of Plats, Page 43, in the Office of the County Recorder of Clark County, Nevada.

Commonly known as: 230 West Chicago Avenue, Las Vegas, NV 89102 in the County of Clark

Parcel Number: 162-04-710-132
162-04-710-133
162-04-710-134
162-04-710-135

248 W Chicago Avenue, Las Vegas, NV 89102 (12 units) – JM Properties, LLC

Lots Nineteen (19) through Twenty-Eight (28), inclusive, in Block Sixteen (16) of Meadows Addition to Las Vegas, as shown by map thereof on File in Book 1 of Plats, Page 43, in the Office of the County Recorder of Clark County, Nevada.

Commonly known as: 230 West Chicago Avenue, Las Vegas, NV 89102 in the County of Clark

Parcel Number: 162-04-710-132
162-04-710-133
162-04-710-134
162-04-710-135

216 Philadelphia Avenue, Las Vegas, NV 89102 (10 units) – JM Properties, LLC

Lot Thirty-Three (33), Thirty-Four (34) in Block Fifteen (15) of Meadows Addition as shown by Map thereof on File in Book 1, of Plats, Page 43, in the Office of the County Recorder of Clark County, Nevada.

APN: 162-04-710-113

1163 Blankenship Avenue, Las Vegas, NV 89106 (36 units) – LMNOP Properties Blankenship, LLC

Lots One Hundred Nine A (109-A), One Hundred Nine B (109-B), One Hundred Nine C (I09-C), One Hundred Nine D (109-D), One Hundred Nine E (109-E), One Hundred Nine F (109-F), One Hundred Ten (110-A), One Hm1dred Te11 B (110-B), One Hundred Ten C (110-C), One Hundred Ten D (110-D), One Hundred Ten E (110-E), One Hundred Ten F (110-F)

of Vegas Heights Tract Unit No.4, as shown on a map thereof on File in
Book 1 of Plats, Page 77, in the Office of the County Recorder of Clark
County, Nevada.

Commonly known and numbered as: 1163 Blankenship Avenue, Las Vegas, NV 89106

2215 E Nelson Avenue, Las Vegas, NV 89030 (9 units) – JM Properties, LLC

Lots Five (5) and Six (6) in Block Four (4) of NORTH MAIN ADDITION, as shown by map
thereof on File in Book 1 of Plats, Page 107, in the Office of the County Recorded of Clark
County, Nevada.

1201 D Street, Las Vegas, NV 89106 (3 units) — JM Properties, LLC

LOT SIX (6) IN BLOCK FOUR (4) OF VALLEY VIEW ADDITION OF THE CITY OF LAS
VEGAS, AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF PLATS, PAGE 50, IN
THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY, NEVADA.

APN: 139-27-211-001

1312 C Street, Las Vegas, NV 89106 (2 units) – JM Properties, LLC

THE SOUTH HALF (S 2/2) OF LOT SEVEN (7) IN BLOCK NINETEEN (19) OF VALLEY
VIEW ADDITION ZONE C2 AS SHOWN BY MAP THEREOF ON FILE IN BOOK 1 OF
PLATS, PAGE 50 IN THE OFFICE OF THE COUNTY RECORDER OF CLARK COUNTY,
NEVADA.

Assessor's Parcel Number(s):
139-27-111-052

704 W Adams, Las Vegas, NV 89106 (3 units) – JM Properties, LLC

Lots Five (5) and Six (6) in Block Thirty-One (31) of H.F.M. AND M. ADDITION TO THE
CITY OF LAS VEGAS, as shown by map thereof on file in Book 1 of Plats, Page 47, in the
Office of the County Recorder of Clark County, Nevada.

**1001 and 1101 G Street, Las Vegas, NV 89106 (4 units) – JM Properties, LLC – To include
all units of both properties – 8 units total**

Lots Five (5) and Six (6) in Block Thirty-One (31) of H.F.M. AND M. ADDITION TO THE
CITY OF LAS VEGAS, as shown by map thereof on file in Book 1 of Plats, Page 47, in the
Office of the County Recorder of Clark County, Nevada.

EXHIBIT B

SPECIAL WARRANTY DEED

EXHIBIT B TO SPECIAL WARRANTY DEED

Permitted Exceptions

<u>EXHIBIT C</u>

<u>BILL OF SALE AND ASSIGNMENT</u>

Reference is hereby made to that certain Purchase and Sale Agreement and Joint Escrow Instructions dated as of _____ (the "**<u>Purchase Agreement</u>**"), by and between _____("**<u>Seller</u>**"), and _____ ("**<u>Buyer</u>**"), pursuant to which Buyer agreed to purchase that certain real property in the City of Las Vegas, County of Clark, State of Nevada, as more particularly described in <u>Exhibit A</u> attached hereto and hereby made a part hereof (the "**<u>Property</u>**").

NOW, THEREFORE, Seller does hereby, sell, transfer, assign, convey and deliver to Buyer all of Seller's right, title and interest, if any, in and to:

1. All items of personal property owned by Seller and located on the Property or used exclusively in connection with the ownership or operation of the Property.

2. (a) All entitlements and rights relating to the Property; (b) all plans, specifications, maps, drawings and other renderings relating to the Property; (c) all files, books, records, intangible property, intangible rights, and similar rights benefiting the Property, including any and all rights to the names of the units or complexes; (d) all permits, licenses, certificates of occupancy and governmental approvals, including any currently pending permit or license applications, consents and authorizations held and used by Seller in connection with the Property; (e) all rights, claims or awards benefiting the Property, including, without limitation, claims under property tax abatement and similar proceedings; (f) all prepaid charges, deposits, sums and fees relating to the Property; (g) all warranties, guarantees and agreements governing any of the foregoing; and (h) all websites, domain names, and telephone numbers associated solely with the Property.

3. Any and all rights and remedies Seller has or may have against third parties (a) which have provided, or may provide, goods and services in connection with the Property and/or any improvements thereto, and (b) which may have caused damage to the Property or neighboring properties, or created any liability to Buyer, in connection with any hazardous materials or violation of any environmental laws or other laws, which assignment includes, without limitation, any warranties and guarantees provided to Seller by such third parties.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, Seller has executed this Bill of Sale and Assignment as of the _____ day of_____.

<u>SELLER</u>:

LMNOP Properties, LLC

By_____
     Jason Elleman

Date:_____

LMNOP Properties Blankenship, LLC

By_____
     Jason Elleman

Date:_____

LMNOP Properties MCR, LLC

By_____
     Jason Elleman

Date:_____

JM Properties, LLC

By_____
     Jason Elleman

Date:_____

EXHIBIT A TO BILL OF SALE


EXHIBIT D

TRANSFEROR'S CERTIFICATION OF NON-FOREIGN STATUS


To inform _____ ("**Transferee**"), that withholding of tax under Section 1445 of the Internal Revenue Code of 1986, as amended ("**Code**"), will not be required upon the transfer of certain real property to the Transferee by _____ ("**Transferor**"), the undersigned hereby certifies the following on behalf of the Transferor:

        1.   The Transferor is not a foreign corporation, foreign partnership, foreign trust, foreign estate or foreign person (as those terms are defined in the Code and the Income Tax Regulations promulgated thereunder);

        2.   The Transferor's U.S. employer or tax (social security) identification number is   ;

        3.   The Transferor's address is:; and

        4.   The Transferor is not a disregarded entity as defined in § 1.1445-2(b)(2)(iii).

The Transferor understands that this Certification may be disclosed to the Internal Revenue Service by the Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both. The Transferor understands that the Transferee is relying on this Certification in determining whether withholding is required upon said transfer.

The Transferor hereby agrees to indemnify, defend and hold the Transferee harmless from and against any and all obligations, liabilities, claims, losses, actions, causes of action, rights, demands, damages, costs and expenses of every kind, nature or character whatsoever (including, without limitation, reasonable attorneys' fees and court costs) incurred by the Transferee as a result of: (i) the Transferor's failure to pay U.S. Federal income tax which the Transferor is required to pay under applicable U.S. law; or (ii) any false or misleading statement contained herein.

Under penalty of perjury I declare that I have examined this Certification and to the best of my knowledge and belief it is true and correct and complete.

Date:


[SIGNATURE PAGE AND NOTARIZATION TO FOLLOW]


<u>EXHIBIT E</u>

ASSIGNMENT AND ASSUMPTION OF LEASES AND CONTRACTS

THIS ASSIGNMENT AND ASSUMPTION OF LEASES AND CONTRACTS (this "**Assignment**") dated as of the ____ day of_____, is made and entered into by and between _____ ("**Assignor**"), and _____ ("**Assignee**"), with reference to the following:

<u>RECITALS</u>

A.   Assignor is contemporaneously herewith selling to Assignee that certain real property located in the City of Las Vegas, County of Clark, State of Nevada, as more particularly described on <u>Exhibit A</u> attached hereto (the "**Property**") pursuant to that certain Purchase and Sale Agreement and Joint Escrow Instructions dated _____, 2023, by and between Assignor and Assignee (the "**Purchase Agreement**").

B.   Assignor desires to assign its interest in and to (i) the personal property listed on Exhibit A (ii) each of the leases described on <u>Exhibit B</u> attached hereto (the "**Leases**"), and (iii) each of the service contracts and agreements described on **Exhibit C** attached hereto (the "**Contracts**") to Assignee as of the date on which title to the Property is vested in Assignee (the "**Transfer Date**"), and Assignee desires to accept the assignment thereof and assume Assignor's obligations thereunder from and after the Transfer Date.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, the parties hereto hereby agree as follows:

1. As of the Transfer Date, Assignor hereby assigns to Assignee all of its right, title and interest in and to the Leases and Contracts.

2. Assignee, as of the Transfer Date, hereby accepts the foregoing assignment and assumes all of Assignor's obligations under the Leases and Contracts relating to the period from and after the Transfer Date.

3. In the event of any litigation between Assignor and Assignee arising out of the obligations of the parties under this Assignment or concerning the meaning or interpretation of any provision contained herein, the losing party shall pay the prevailing party's costs and expenses in such litigation, including, without limitation, reasonable attorneys' fees and expenses. In addition to the foregoing award of attorneys' fees to the prevailing party, the prevailing party in any lawsuit on this Agreement shall be entitled to its reasonable attorneys' fees incurred in any post judgment proceedings to collect or enforce the judgment. This provision is separate and several and shall survive the merger of this Assignment into any judgment on this Assignment.

4. This Assignment shall be binding on and inure to the benefit of the parties herein, their heirs, executors, administrators, successors-in-interest and assigns.

5. This Assignment shall be governed by and construed in accordance with the laws of the State of Nevada.

6. Nothing contained herein shall be deemed or construed as relieving Assignor or Assignee of their respective duties and obligations under the Purchase Agreement.

7. This Assignment may be executed in any number of counterparts each of which shall be deemed an original and all of which shall constitute one and the same agreement with the same effect as if all parties hereto had signed the same signature page. Executed counterparts delivered by facsimile, email/PDF, or DocuSign shall have the same force and effect as wet-signed original counterparts.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Assignment as of the date first above written.

ASSIGNOR: **ASSIGNEE**:

LMNOP Properties, LLC   Because of Grace, LLC

By_____   By: _____
    Jason Elleman   Rob Rowsell, Manager

Date:_____   Date: _____

LMNOP Properties Blankenship, LLC

By_____
    Jason Elleman

Date:_____

LMNOP Properties MCR, LLC

By_____
    Jason Elleman

Date:_____

JM Properties, LLC

By_____
    Jason Elleman

Date:_____

<u>Exhibit A</u>

Inventory

<u>Exhibit B</u>

<u>Leases</u>

<u>Exhibit C</u>

<u>Contracts</u>

Contracts that MUST BE ASSUMED must be listed here and attached prior to the Execution Date or the Buyer may elect to terminate the contract and Seller will be responsible for all costs associated with the same.

1.   Wash Laundry Systems
2.   Cox Business

Schedule 6

Due Diligence Materials for each Property
(If Available and in Seller's Possession)

1. A copy of Seller's existing title insurance policy, together with current title commitment covering the Property (the "**Title Commitment**"), together with copies of all documents referenced therein;

2. A current Rent Roll and delinquency report for the Property;

3. Copies of all Leases (as amended);

4. Copies of all Contracts, Service Agreements and Files (as amended);

5. Property operating statements for current year and prior two (2) years in the form currently maintained by Seller.

6. Prior two (2) years tax returns.

7. Insurance loss runs for prior five (5) years or Seller's term of ownership, whichever is shorter.

8. Schedule of Capital Improvement during Seller's term of ownership.

9. Bank Statements for the past two (2) years.

10. List of tangible personal property owned by Seller to be transferred.

11. Occupancy reports for Seller's term of ownership.

12. A current budget for immediate capital expenditures to be performed, if any, and all contracts, agreements, plans, specifications, models and renderings relating thereto;

13. Copies of all documents, agreements and amendments that evidence or otherwise pertain to all obligations currently encumbering the Property;

14. The real property tax assessment and tax bills and insurance bills relating to the Property for the current and past 2 years.

15. Copies of all documentation associated with litigation relating to the Property, if any;

16. Copies of utility statements for the past twelve (12) months

17. Verification of additional income from operations including but not limited to pet rent, application, late and other fees.

18. Any existing appraisals.

19. All existing warranties and guarantees from architects, contractors, materials, and equipment suppliers, all of which would be assigned to purchaser.

20. Copies of all insurance policies relating to the Property; and

21. Such other items requested by Buyer based upon its review of the foregoing.

PSA_4.26.23

Final Audit Report   2023-04-26

Created:	2023-04-26
By:	David Batista (david@cooperlegalfirm.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA0y5QBbct-rEXR0uxKApG5JrB5yBotYgV

"PSA_4.26.23" History

Document created by David Batista (david@cooperlegalfirm.com)
2023-04-26 - 1:00:51 PM GMT

Document emailed to Pamela Townsley (claudiabuyshouses@gmail.com) for signature
2023-04-26 - 1:01:53 PM GMT

Email viewed by Pamela Townsley (claudiabuyshouses@gmail.com)
2023-04-26 - 1:21:34 PM GMT

Signer Pamela Townsley (claudiabuyshouses@gmail.com) entered name at signing as Rob Rowsell
2023-04-26 - 1:34:39 PM GMT

Document e-signed by Rob Rowsell (claudiabuyshouses@gmail.com)
Signature Date: 2023-04-26 - 1:34:41 PM GMT - Time Source: server

Agreement completed.
2023-04-26 - 1:34:41 PM GMT

AMENDMENT TO AGREEMENT OF PURCHASE AND SALE

This First Amendment to Agreement of Purchase and Sale and Joint Escrow Instructions (this "**Amendment**") is made and entered into as of May 26th, 2023 by and among, LMNOP Properties, LLC, LMNOP Blankenship, LLC, LMNOP Properties MCR, LLC and JM Properties, LLC ("Sellers") and Because of Grace, LLC a California limited liability company ("Purchaser").
.

R E C I T A L S:

A.   Seller and Buyer entered into that certain Agreement of Purchase and Sale and Joint Escrow Instructions, (the "**Original Agreement**"), with respect to the purchase and sale of certain real property located in Las Vegas as more particularly described in the Original Agreement on or about April 26th, 2023.

B.   Seller and Buyer now desire to amend the Agreement as set forth hereinbelow.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller and Buyer hereby agree as follows:

1.   **Definitions**. Each capitalized term used (but not defined) herein will have the meaning assigned to such term in the Original Agreement. The term **"Agreement"** when used in the Original Agreement or this Amendment shall hereafter refer to the Original Agreement, as amended hereby.

2.   **Paragraph V** is amended to state that the Due Diligence Deadline is defined as June 9th, 2023 at 11:59 PM PST.

3.   The Agreement sets forth the entire understanding of the parties and supersedes all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof. No amendments or modifications hereto will be valid unless made in writing and signed by all parties hereto.

4.   **Binding Effect**. This Amendment will extend to and be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

5.   **Counterparts**. This Amendment may be executed in two or more counterparts, each of which will be deemed an original, which together will constitute one in the same Amendment. This Amendment may be executed by facsimile or emailed PDF signature.

6.   **Governing Law**. This Amendment will be governed by and construed in accordance with the laws of the State of Michigan.

7.   **Conflicts; Affirmation of Agreement**. In the event of a conflict between the terms and provisions of the Original Agreement and the terms and provisions of this Amendment, the

terms and provisions of this Amendment shall prevail. The Agreement, as amended, remains valid, binding, and in full force and effect.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Seller and Buyer have executed this Amendment to be effective as of the date and year first set forth above.

SELLER: **BUYER**:

LMNOP Properties, LLC   Because of Grace, LLC

By _____   By: _____

Jason Elleman   Rob Rowsell, Manager

Date: __5/26/2023_____   Date: __5/26/2023_____

LMNOP Properties-Blankenship, LLC

By _____

Jason Elleman

Date: __5/26/2023_____

LMNOP Properties-MCR, LLC

By _____

Jason Elleman

Date: __5/26/2023_____

JM Properties, LLC

By _____

Jason Elleman

Date: __5/26/2023_____

AMENDMENT TO AGREEMENT OF PURCHASE AND SALE

This Second Amendment to Agreement of Purchase and Sale and Joint Escrow Instructions (this "**Amendment**") is made and entered into as of ___June_____9th_____, 2023 by and among, LMNOP Properties, LLC, LMNOP Blankenship, LLC, LMNOP Properties MCR, LLC and JM Properties, LLC ("Sellers") and Because of Grace, LLC a California limited liability company ("Purchaser").

.

R E C I T A L S:

A.   Seller and Buyer entered into that certain Agreement of Purchase and Sale and Joint Escrow Instructions, (the "**Original Agreement**"), with respect to the purchase and sale of certain real property located in Las Vegas as more particularly described in the Original Agreement on or about April 26th, 2023.

B.   Seller and Buyer now desire to amend the Agreement as set forth hereinbelow.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller and Buyer hereby agree as follows:

1.   **Definitions**. Each capitalized term used (but not defined) herein will have the meaning assigned to such term in the Original Agreement. The term **"Agreement"** when used in the Original Agreement or this Amendment shall hereafter refer to the Original Agreement, as amended hereby.

2.   **Adjustments to Purchase Price**. The total purchase price shall be reduced by **$433,725.00** in consideration for the following necessary repairs and adjustments:

   a. **Roof work – total cost of repairs and maintenance: $184,000.00**
      i. Preventative Roof Maintenance - $56,800.00, covering 19 buildings with the exception of 238 W Chicago, 248 W Chicago, 1101 G St., 1201 D St. and 828 F St.
      ii. Reroofing - $121,100.00 for flat roof reroof for 238 W Chicago, 248 W Chicago, 828 F Street, 1101 G Street.
      iii. Reroofing - $6,500 for shingle reroof for 1201 D Street.
   b. **Plumbing to be jetted**: $9,325.00. The cost of any additional necessary repairs not already known shall be negotiated and agreed to by all parties prior to the expiration of the due diligence extension for plumbing-related matters, as per section (3) below; Agreement on Due Diligence Period.
   c. **Electrical work**: $40,000.00
   d. **Price concession of 50% of the lost value on the insurance**: $200,000.00

For the purposes of the plumbing only, the due diligence period is extended until June 21st, 2023 or five business days after all jetting is completed (whichever date occurs first).

3. **Agreement on Due Diligence Period**. Seller and Buyer agree that the due diligence period will be extended as to the plumbing until June 21st, 2023 or five business days after all jetting is completed (whichever date occurs first), and Buyer reserves its rights under the Original Agreement until that date. For all other inspection items, the due diligence period will end on June 9th, 2023. After June 9th, 2023, the Deposit is deemed non-refundable for all inspection items other than the plumbing, except if the Closing fails to occur solely as a result of Seller's default or as otherwise expressly set forth in the Original Contract. The due diligence period for the plumbing will remain open until June 21st, 2023 or five business days after the jetting is completed (whichever date occurs first), and until such time, the Deposit remains refundable for plumbing-related matters.

4. **Extension of Closing Date**. The parties mutually agree that the closing date of the Original Agreement will be extended by a total of 26 days, reflecting the time spent in negotiations and until the new due diligence deadline. Therefore, the new closing date becomes August 8, 2023. Notwithstanding this extension of the closing date, Buyer retains its right under the Original Agreement to extend the closing date an additional 30 days if necessary, as defined in Paragraph 11(a) of the Original Agreement.

5. **Entire Understanding**. The Agreement sets forth the entire understanding of the parties and supersedes all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof. No amendments or modifications hereto will be valid unless made in writing and signed by all parties hereto.

6. **Binding Effect**. This Amendment will extend to and be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

7. **Counterparts**. This Amendment may be executed in two or more counterparts, each of which will be deemed an original, which together will constitute one in the same Amendment. This Amendment may be executed by facsimile or emailed PDF signature.

8. **Governing Law**. This Amendment will be governed by and construed in accordance with the laws of the State of Nevada.

9. **Conflicts; Affirmation of Agreement**. In the event of a conflict between the terms and provisions of the Original Agreement and the terms and provisions of this Amendment, the terms and provisions of this Amendment shall prevail. The Agreement, as amended, remains valid, binding, and in full force and effect.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Seller and Buyer have executed this Amendment to be effective as of the date and year first set forth above.

SELLER:

LMNOP Properties, LLC

DocuSigned by:

By: [signature]

B66F73D9E80C463...

Jason Elleman

Date: 6/9/2023

LMNOP Properties Blankenship, LLC

DocuSigned by:

By: [signature]

B66F73D9E80C463...

Jason Elleman

Date: 6/9/2023

LMNOP Properties MCR, LLC

DocuSigned by:

By: [signature]

Jason Elleman

Date: 6/9/2023

JM Properties, LLC

DocuSigned by:

By: [signature]

B66F73D9E80C463...

Jason Elleman

Date: 6/9/2023

BUYER:

Because of Grace, LLC

By: R. Rowsell

Rob Rowsell, Manager

Date: 6/9/23

AMENDMENT TO AGREEMENT OF PURCHASE AND SALE

This Third Amendment to Agreement of Purchase and Sale and Joint Escrow Instructions (this "**Amendment**") is made and entered into as of June 21, 2023 by and among, LMNOP Properties, LLC, LMNOP Blankenship, LLC, LMNOP Properties MCR, LLC and JM Properties, LLC ("Sellers") and Because of Grace, LLC a California limited liability company ("Purchaser").
.

R E C I T A L S:

A.   Seller and Buyer entered into that certain Agreement of Purchase and Sale and Joint Escrow Instructions, (the "**Original Agreement**"), with respect to the purchase and sale of certain real property located in Las Vegas as more particularly described in the Original Agreement on or about April 26th, 2023.

B.   Seller and Buyer now desire to amend the Agreement as set forth hereinbelow.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller and Buyer hereby agree as follows:

1.   **Definitions**. Each capitalized term used (but not defined) herein will have the meaning assigned to such term in the Original Agreement. The term **"Agreement"** when used in the Original Agreement or this Amendment shall hereafter refer to the Original Agreement, as amended hereby.

2.   **Adjustments to Purchase Price**. The total purchase price shall be reduced by **$ 164,850.00** in consideration for the following necessary repairs and adjustments:

- 224 St. Louis – Bellies in line – removal
- 226 St. Louis – offset of pipe at sidewalk required
- 230 St Louis – Bellies in line – removal
- 234 St. Louis – large Bellies in line – removal
- 240 St. Louis – major Bellie in line – removal
- 241 St. Louis – major Bellie in line – removal
- 231 St. Louis – Root intrusion – repair
- 234 Chicago – Full sewer repipe
- 238 Chicago – Full sewer repipe
- 242 Chicago – Full sewer repipe
- 704 Adams – Spot repair and full sewer repipe
- 1001/1005 G Street – Full sewer repipe
- 604 McWilliams – Full sewer repipe
- 2283 Concord – Whole Building jetter

3.   **Agreement on Due Diligence Period**. The Due Diligence Period has ended. Buyer hereby fully approves all Due Diligence Review, as per section 5 of the Original Agreement.

4.   **Agreement on Buyer's Condition Precedent.** Section 9(b) of the Original Agreement shall hereby be amended with the following:

- (ix) - Buyer shall have until July 31st 2023 to approve or disapprove Buyer's Condition that the appraisal price of the property must support the purchase price.

(x) - Section 9(b)(x) from the Original Agreement shall be amended to state: (x)Buyer shall have been issued insurance commitments which would insure the Property to the extent required by the Lender or property management company. If this condition in subparagraph 9(b)(x)does not occur prior to July 14th the Buyer, without the same being considered a Buyer default, may provide a notice of termination to the Seller and receive a full return of any Deposits other than the Independent Consideration.

5.   **Entire Understanding**. The Agreement sets forth the entire understanding of the parties and supersedes all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof. No amendments or modifications hereto will be valid unless made in writing and signed by all parties hereto.

6.   **Binding Effect**. This Amendment will extend to and be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

7.   **Counterparts**. This Amendment may be executed in two or more counterparts, each of which will be deemed an original, which together will constitute one in the same Amendment. This Amendment may be executed by facsimile or emailed PDF signature.

8.   **Governing Law**. This Amendment will be governed by and construed in accordance with the laws of the State of Nevada.

9.   **Conflicts; Affirmation of Agreement**. In the event of a conflict between the terms and provisions of the Original Agreement and the terms and provisions of this Amendment, the terms and provisions of this Amendment shall prevail. The Agreement, as amended, remains valid, binding, and in full force and effect.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Seller and Buyer have executed this Amendment to be effective as of the date and year first set forth above.

SELLER:

LMNOP Properties, LLC

DocuSigned by:

By________________________________

B66F73D9E80C463...

Jason Elleman

Date: 6/21/2023

LMNOP Properties Blankenship, LLC

DocuSigned by:

By________________________________

B66F73D9E80C463...

Jason Elleman

Date: 6/21/2023

LMNOP Properties MCR, LLC

DocuSigned by:

By________________________________

B66F73D9E80C463...

Jason Elleman

Date: 6/21/2023

JM Properties, LLC

DocuSigned by:

By________________________________

B66F73D9E80C463...

Jason Elleman

Date: 6/21/2023

BUYER:

Because of Grace, LLC

By: ________________________________

Rob Rowsell, Manager

Date: 6/21/2023

FOURTH AMENDMENT TO AGREEMENT OF PURCHASE AND SALE

This Fourth Amendment to Agreement of Purchase and Sale and Joint Escrow Instructions (this "**Amendment**") is made and entered into as of August 25, 2023, by and among, LMNOP Properties, LLC, LMNOP Blankenship, LLC, LMNOP Properties MCR, LLC and JM Properties, LLC ("Sellers") and Because of Grace, LLC a California limited liability company ("Purchaser") (together the "Parties").

R E C I T A L S:

A. Seller and Buyer entered into that certain Agreement of Purchase and Sale and Joint Escrow Instructions, (the "**Original Agreement**"), with respect to the purchase and sale of certain real property located in Las Vegas as more particularly described in the Original Agreement on or about April 26th, 2023.

B.   Seller and Buyer now desire to amend the Agreement as set forth hereinbelow.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller and Buyer hereby agree as follows:

1.   **Definitions**. Each capitalized term used (but not defined) herein will have the meaning assigned to such term in the Original Agreement. The term **"Agreement"** when used in the Original Agreement or this Amendment shall hereafter refer to the Original Agreement, as amended hereby.

2.   **2 Additional Thirty (30) Day Extensions to Closing Date.**

   a. The Parties mutually agree that Buyer shall have the option of two additional thirty (30) day extension periods. The first extension period shall begin September 7, 2023, end October 7, 2023. The second extension period shall begin October 7, 2023, and end November 6, 2023.

   b. Buyer shall provide notice to Seller before September 7, 2023, regarding the first extension period and before October 7, 2023, regarding the second extension period.

   c. Should Buyer provide notice of an extension, Buyer agrees to release all Earnest Money currently held in Escrow, currently $338,920.00, and an additional $50,000.00 for each extension to Seller before the expiration of the previous extension period. All released Earnest Money and additional Earnest Money paid under this Amendment shall be non-refundable to Buyer and applied toward the Purchase Price.

3.   **Binding Effect**. This Amendment will extend to and be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

4. **Counterparts**. This Amendment may be executed in two or more counterparts, each of which will be deemed an original, which together will constitute one in the same Amendment. This Amendment may be executed by facsimile or emailed PDF signature.

5. **Governing Law**. This Amendment will be governed by and construed in accordance with the laws of the State of Texas.

6. **Conflicts; Affirmation of Agreement**. In the event of a conflict between the terms and provisions of the Original Agreement and the terms and provisions of this Amendment, the terms and provisions of this Amendment shall prevail. The Agreement, as amended, remains valid, binding, and in full force and effect.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Seller and Buyer have executed this Amendment to be effective as of the date and year first set forth above.

<u>SELLER</u>:   **<u>BUYER</u>**:

LMNOP Properties, LLC   Because of Grace, LLC

By_____   By:_____
          Jason Elleman   Rob Rowsell, Manager

LMNOP Properties Blankenship, LLC

By_____
          Jason Elleman

LMNOP Properties MCR, LLC

By_____
          Jason Elleman

JM Properties, LLC

By_____
          Jason Elleman

ASSIGNMENT AND ASSUMPTION

THIS ASSIGNMENT ("Assignment") and ASSUMPTION AGREEMENT is made effective as of August 23, 2023 by **Because of Grace, LLC**, a California limited liability company ("Buyer" or "Purchaser") as Assignor and **3 Keys Communities, LLC**, a Wyoming limited liability company, as Assignee or its assigns. The Buyers on the initial Purchase and Sale Agreement, have retained as interest holders and Principals in the Member of the Assignee, 3 Keys Communities, LLC.

WHEREAS, LMNOP Properties, LLC, LMNOP Properties Blankenship, LLC, LMNOP Properties MCR, LLC and JM Properties, LLC, and Because of Grace, LLC, made, and entered into that certain Purchase and Sale Agreement dated as of April 26, 2023, by and between Seller and Assignor (the "Agreement"); and

WHEREAS, Assignor desires and Assignee has requested that Assignor assign its rights and responsibilities under the Agreement to Assignee and Assignee agrees to assume the same.

NOW, THEREFORE, for and in consideration paid to the Assignor and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, effective as of the date of this Assignment, the Assignor does hereby assign, set over, sell and transfer all of its right, title and interest in and to the Agreement to the Assignee, and the Assignee does hereby accept such assignment and assumes all rights and responsibilities of the Assignor under the Agreement. Notwithstanding the assignment, assignor remains fully liable under this Agreement as provided for in the following clause (b)), and (b) in no event shall any assignment of this Agreement release or discharge the originally named Buyer herein from any liability or obligation hereunder (assignor shall remain fully liable hereunder).

[Remainder of page intentionally left blank]
[Signatures on the following page(s)]

IN WITNESS WHEREOF, the Assignor and Assignee have executed this Assignment as of the date first above written.

ASSIGNOR:

Because of Grace, LLC

R.Rowsell
Pamela Townsley (Aug 23, 2023 08:57 PDT)

By: Rob Rowsell
Its: Manager

ASSIGNEE:

3 Keys Communities, LLC,
a Wyoming limited liability company

By: 3 Keys Communities Manager, LLC,
a Wyoming limited liability company

R.Rowsell
Pamela Townsley (Aug 23, 2023 08:57 PDT)

By: Robert Rowsell
Its: Manager

PSA Assignment

Final Audit Report

2023-08-23

Created:	2023-08-23
By:	Joshua Garlick (joshua@cooperlegalfirm.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAptjwQ3UFnDHwbi3K_VzGccujKIO9VTq4

"PSA Assignment" History

Document created by Joshua Garlick (joshua@cooperlegalfirm.com)
2023-08-23 - 3:53:43 PM GMT

Document emailed to Pamela Townsley (claudiabuyshouses@gmail.com) for signature
2023-08-23 - 3:54:16 PM GMT

Email viewed by Pamela Townsley (claudiabuyshouses@gmail.com)
2023-08-23 - 3:57:19 PM GMT

Document e-signed by Pamela Townsley (claudiabuyshouses@gmail.com)
Signature Date: 2023-08-23 - 3:57:54 PM GMT - Time Source: server

Agreement completed.
2023-08-23 - 3:57:54 PM GMT